e-KONG

**e-KONG Group Limited**
3705 Gloucester Tower, The Landmark
15 Queen's Road Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

RECEIVED
2009 SEP -9 A 6:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

09046903

SUPPL

**BY DHL**

7 September 2009

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Ladies and Gentlemen

**Re : e-Kong Group Limited – SEC File No. 082-34653**
**Information furnished pursuant to Rule 12g3-2(b)**

We, e-Kong Group Limited (the "Company"), hereby submit the documents listed as per the attached summary, in duplicate, to the Commission in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act"), pursuant to Rule 12g3-2(b) of the Act.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Act.

We would appreciate your acknowledging receipt of this letter and enclosures by stamping the enclosed copy of this letter and returning it to us by fax on (852) 2801 7238.

Should you have any questions concerning the foregoing, please contact the undersigned on (852) 3101 3042.

Yours sincerely
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Legal Counsel
*Encls.*

9/9

**US SEC File No. 082-34653**
**Information furnished pursuant to Rule 12g3-2(b)**
**as at 7 September 2009**



## SUMMARY

## INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED

pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

The Companies Ordinance, Chapter 32 of the Laws of Hong Kong ("Hong Kong Companies Ordinance")
Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")
Companies Registry, Hong Kong Government ("Hong Kong Companies Registry")
The Stock Exchange of Hong Kong Limited ("SEHK")
The Securities and Futures Commission ("SFC")
The Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong ("SFO")
The Companies Act 1981 of Bermuda (the "Bermuda Companies Act")

| | **Document** | **Date** | **Entity** |
|---|---|---|---|
| 1. | Monthly Return on Movement of Listed Equity Securities (Form I) for the months from June 2009 to August 2009 | July 2009 – September 2009 | SEHK (pursuant to Listing Rules) |
| 2. | Form 3A – Director's/Chief Executive's Notice re Mr. Richard John Siemens's interests in shares of the Company | 16 June 2009<br>6 July 2009<br>9 July 2009<br>15 July 2009<br>17 July 2009<br>20 July 2009<br>22 July 2009<br>23 July 2009<br>27 July 2009<br>28 July 2009<br>3 August 2009<br>6 August 2009<br>10 August 2009 | SFO |
| 3. | Form N6 | 27 May 2009 | Hong Kong Companies Registry (pursuant to Hong Kong Companies Ordinance) |
| 4. | Form N8 | 20 August 2009 | Hong Kong Companies Registry (pursuant to Hong Kong Companies Ordinance) |

e-KONG

**e-KONG Group Limited**
3705 Gloucester Tower, The Landmark
15 Queen's Road Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

RECEIVED
2009 SEP -9 A 6:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**BY DHL**

7 September 2009

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Ladies and Gentlemen

**Re : e-Kong Group Limited – SEC File No. 082-34653**
**Information furnished pursuant to Rule 12g3-2(b)**

We, e-Kong Group Limited (the "Company"), hereby submit the documents listed as per the attached summary, in duplicate, to the Commission in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act"), pursuant to Rule 12g3-2(b) of the Act.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Act.

We would appreciate your acknowledging receipt of this letter and enclosures by stamping the enclosed copy of this letter and returning it to us by fax on (852) 2801 7238.

Should you have any questions concerning the foregoing, please contact the undersigned on (852) 3101 3042.

Yours sincerely
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Legal Counsel
*Encls.*

**Acknowledge Receipt by:**

**Name:**
**Date:**

**US SEC File No. 082-34653**
**Information furnished pursuant to Rule 12g3-2(b)**
**as at 7 September 2009**

## SUMMARY

## INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED

pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

The Companies Ordinance, Chapter 32 of the Laws of Hong Kong ("Hong Kong Companies Ordinance")
Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")
Companies Registry, Hong Kong Government ("Hong Kong Companies Registry")
The Stock Exchange of Hong Kong Limited ("SEHK")
The Securities and Futures Commission ("SFC")
The Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong ("SFO")
The Companies Act 1981 of Bermuda (the "Bermuda Companies Act")

| | Document | Date | Entity |
|---|---|---|---|
| 1. | Monthly Return on Movement of Listed Equity Securities (Form I) for the months from June 2009 to August 2009 | July 2009 – September 2009 | SEHK (pursuant to Listing Rules) |
| 2. | Form 3A – Director's/Chief Executive's Notice re Mr. Richard John Siemens's interests in shares of the Company | 16 June 2009<br>6 July 2009<br>9 July 2009<br>15 July 2009<br>17 July 2009<br>20 July 2009<br>22 July 2009<br>23 July 2009<br>27 July 2009<br>28 July 2009<br>3 August 2009<br>6 August 2009<br>10 August 2009 | SFO |
| 3. | Form N6 | 27 May 2009 | Hong Kong Companies Registry (pursuant to Hong Kong Companies Ordinance) |
| 4. | Form N8 | 20 August 2009 | Hong Kong Companies Registry (pursuant to Hong Kong Companies Ordinance) |

For Main Board and GEM listed issuers

香港交易所



**Monthly Return of Equity Issuer on Movements in Securities**

**For the month ended (dd/mm/yyyy) :** 30/06/2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: e-KONG Group Limited
Date Submitted: 02/07/2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 524 Description : Ordinary Shares

| | No. of ordinary shares | Par value *(State currency)* | Authorised share capital *(State currency)* |
|---|---|---|---|
| Balance at close of preceding month | 12,000,000,000 | HKD0.01 | HKD120,000,000 |
| Increase/(decrease) | -- | | -- |
| Balance at close of the month | 12,000,000,000 | HKD0.01 | HKD120,000,000 |

(2) Stock code : -- Description : --

| | No. of ordinary shares | Par value *(State currency)* | Authorised share capital *(State currency)* |
|---|---|---|---|
| Balance at close of preceding month | -- | -- | -- |
| Increase/(decrease) | -- | | -- |
| Balance at close of the month | -- | -- | -- |

2. Preference Shares

Stock code : -- Description : --

| | No. of preference shares | Par value *(State currency)* | Authorised share capital *(State currency)* |
|---|---|---|---|
| Balance at close of preceding month | -- | -- | -- |
| Increase/(decrease) | -- | | -- |
| Balance at close of the month | -- | -- | -- |

3. Other Classes of Shares

Stock code : -- Description : --

| | No. of other classes of shares | Par value *(State currency)* | Authorised share capital *(State currency)* |
|---|---|---|---|
| Balance at close of preceding month | -- | -- | -- |
| Increase/(decrease) | -- | | -- |
| Balance at close of the month | -- | -- | -- |

Total authorised share capital at the end of the month *(State currency)* : HKD120,000,000

## II. Movements in Issued Share Capital

| | No. of ordinary shares (1) | No. of ordinary shares (2) | No of preference shares | No. of other classes of shares |
|---|---|---|---|---|
| Balance at close of preceding month | 522,894,200 | -- | -- | -- |
| Increase/ (decrease) during the month | -- | -- | -- | -- |
| Balance at close of the month | 522,894,200 | -- | -- | -- |

## III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

| Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable | Movement during the month | | | | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|---|---|
| | Granted | Exercised | Cancelled | Lapsed | | |
| 1.-- ( / / ) shares (*Note 1*) | -- | -- | -- | -- | -- | -- |
| 2.-- ( / / ) shares (*Note 1*) | -- | -- | -- | -- | -- | -- |
| 3.-- ( / / ) shares (*Note 1*) | -- | -- | -- | -- | -- | -- |
| | | | | Total A. (Ordinary shares) | -- | |
| | | | | (Preference shares) | -- | |
| | | | | (Other class) | -- | |

Total funds raised during the month from exercise of options (State currency) --

Warrants to Issue Shares of the Issuer which are to be Listed

| Description of warrants (Date of expiry - dd/mm/yyyy) | Currency of nominal value | Nominal value at close of preceding month | Exercised during the month | Nominal value at close of the month | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|---|---|
| 1. -- | -- | -- | -- | -- | -- | -- |
| ( / / ) | | | | | | |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) | ( / / ) | | | | | |
| 2. -- | -- | -- | -- | -- | -- | -- |
| ( / / ) | | | | | | |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) | ( / / ) | | | | | |
| 3. -- | -- | -- | -- | -- | -- | -- |
| ( / / ) | | | | | | |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) | ( / / ) | | | | | |
| 4. -- | -- | -- | -- | -- | -- | -- |
| ( / / ) | | | | | | |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) | ( / / ) | | | | | |

Total B. (Ordinary shares) --

(Preference shares) --

(Other class) --

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

| Class and description | Currency of amount outstanding | Amount at close of preceding month | Converted during the month | Amount at close of the month | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|---|---|
| 1. -- | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy)) | ( / / ) | | | | | |
| 2. -- | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) | ( / / ) | | | | | |
| 3. -- | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) | ( / / ) | | | | | |
| 4. -- | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) | ( / / ) | | | | | |
| | | | | Total C. (Ordinary shares) | -- | |
| | | | | (Preference shares) | -- | |
| | | | | (Other class) | -- | |

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

| Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable: | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|
| 1. -- ( / / ) shares *(Note 1)* | -- | -- |
| 2. -- ( / / ) shares *(Note 1)* | -- | -- |
| 3. -- ( / / ) shares *(Note 1)* | -- | -- |
| Total D. (Ordinary shares) | -- | |
| (Preference shares) | -- | |
| (Other class) | -- | |

Other Movements in Issued Share Capital

| Type of Issue | | | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|
| 1. Rights issue | At price : State currency ______ | Class of shares issuable *(Note 1)* N/A<br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | ______ | ______ |
| 2. Open offer | At price : State currency ______ | Class of shares issuable *(Note 1)* N/A<br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | ______ | ______ |
| 3. Placing | At price : State currency ______ | Class of shares issuable *(Note 1)* N/A<br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | ______ | ______ |
| 4. Bonus issue | | Class of shares issuable *(Note 1)* N/A<br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | ______ | ______ |

| Type of Issue | | | | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|---|
| 5. Scrip dividend | At price : State currency ______ | Class of shares issuable *(Note 1)* | N/A | ______ | ______ |
| | | Issue and allotment date : (dd/mm/yyyy) | ( / / ) | | |
| | | EGM approval date: (dd/mm/yyyy) | ( / / ) | | |
| 6. Repurchase of shares | | Class of shares repurchased *(Note 1)* | N/A | ______ | ______ |
| | | Cancellation date : (dd/mm/yyyy) | ( / / ) | | |
| | | EGM approval date: (dd/mm/yyyy) | ( / / ) | | |
| 7. Redemption of shares | | Class of shares redeemed *(Note 1)* | N/A | ______ | ______ |
| | | Redemption date : (dd/mm/yyyy) | ( / / ) | | |
| | | EGM approval date: (dd/mm/yyyy) | ( / / ) | | |
| 8. Consideration issue | At price : State currency ______ | Class of shares issuable *(Note 1)* | N/A | ______ | ______ |
| | | Issue and allotment date : (dd/mm/yyyy) | ( / / ) | | |
| | | EGM approval date: (dd/mm/yyyy) | ( / / ) | | |

| Type of Issue | | | | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|---|
| 9. Capital reorganisation | | Class of shares issuable *(Note 1)* | N/A | | |
| | | Issue and allotment date : (dd/mm/yyyy) | ( / / ) | | |
| | | EGM approval date: (dd/mm/yyyy) | ( / / ) | | |
| 10. Other (Please specify) | At price : State currency ______ | Class of shares issuable *(Note 1)* | N/A | | |
| | | Issue and allotment date : (dd/mm/yyyy) | ( / / ) | | |
| | | EGM approval date: (dd/mm/yyyy) | ( / / ) | | |
| | | Total E. | (Ordinary shares) | -- | |
| | | | (Preference shares) | -- | |
| | | | (Other class) | -- | |

| | | |
|---|---|---|
| Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E): | (1) | -- |
| | (2) | -- |
| Total increase / (decrease) in preference shares during the month (i.e. Total of A to E): | | -- |
| Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E): | | -- |

*(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)*

Remarks (if any):

Submitted by : Lau Wai Ming Raymond

Title : Company Secretary

(Director, Secretary or other duly authorised officer)

*Notes :*

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

香港交易所

**Monthly Return of Equity Issuer on Movements in Securities**

**For the month ended (dd/mm/yyyy) :** 31/07/2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: e-KONG Group Limited

Date Submitted: 03/08/2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 524 Description : Ordinary Shares

| | No. of ordinary shares | Par value *(State currency)* | Authorised share capital *(State currency)* |
|---|---|---|---|
| Balance at close of preceding month | 12,000,000,000 | HKD0.01 | HKD120,000,000 |
| Increase/(decrease) | -- | | -- |
| Balance at close of the month | 12,000,000,000 | HKD0.01 | HKD120,000,000 |

(2) Stock code : -- Description : --

| | No. of ordinary shares | Par value *(State currency)* | Authorised share capital *(State currency)* |
|---|---|---|---|
| Balance at close of preceding month | -- | -- | -- |
| Increase/(decrease) | -- | | -- |
| Balance at close of the month | -- | -- | -- |

2. Preference Shares

Stock code : -- Description : --

| | No. of preference shares | Par value *(State currency)* | Authorised share capital *(State currency)* |
|---|---|---|---|
| Balance at close of preceding month | -- | -- | -- |
| Increase/(decrease) | -- | | -- |
| Balance at close of the month | -- | -- | -- |

3. Other Classes of Shares

Stock code : -- Description : --

| | No. of other classes of shares | Par value *(State currency)* | Authorised share capital *(State currency)* |
|---|---|---|---|
| Balance at close of preceding month | -- | -- | -- |
| Increase/(decrease) | -- | | -- |
| Balance at close of the month | -- | -- | -- |

Total authorised share capital at the end of the month *(State currency)* : HKD120,000,000

## II. Movements in Issued Share Capital

| | No. of ordinary shares (1) | No. of ordinary shares (2) | No of preference shares | No. of other classes of shares |
|---|---|---|---|---|
| Balance at close of preceding month | 522,894,200 | -- | -- | -- |
| Increase/ (decrease) during the month | -- | -- | -- | -- |
| Balance at close of the month | 522,894,200 | -- | -- | -- |

## III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

| Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable | Movement during the month: Granted | Exercised | Cancelled | Lapsed | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|---|---|
| 1.-- ( / / ) shares *(Note 1)* | -- | -- | -- | -- | -- | -- |
| 2.-- ( / / ) shares *(Note 1)* | -- | -- | -- | -- | -- | -- |
| 3.-- ( / / ) shares *(Note 1)* | -- | -- | -- | -- | -- | -- |
| | | | | Total A. (Ordinary shares) | -- | |
| | | | | (Preference shares) | -- | |
| | | | | (Other class) | -- | |

Total funds raised during the month from exercise of options (State currency) --

Warrants to Issue Shares of the Issuer which are to be Listed

| Description of warrants (Date of expiry - dd/mm/yyyy) | Currency of nominal value | Nominal value at close of preceding month | Exercised during the month | Nominal value at close of the month | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|---|---|
| 1. -- ( / / ) | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) ______ | | | | | | |
| Class of shares issuable *(Note 1)* ______ | | | | | | |
| Subscription price ______ | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) ( / / ) | | | | | | |
| 2. -- ( / / ) | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) ______ | | | | | | |
| Class of shares issuable *(Note 1)* ______ | | | | | | |
| Subscription price ______ | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) ( / / ) | | | | | | |
| 3. -- ( / / ) | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) ______ | | | | | | |
| Class of shares issuable *(Note 1)* ______ | | | | | | |
| Subscription price ______ | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) ( / / ) | | | | | | |
| 4. -- ( / / ) | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) ______ | | | | | | |
| Class of shares issuable *(Note 1)* ______ | | | | | | |
| Subscription price ______ | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) ( / / ) | | | | | | |

Total B. (Ordinary shares) --
(Preference shares) --
(Other class) --

For Main Board and GEM listed issuers

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

| Class and description | Currency of amount outstanding | Amount at close of preceding month | Converted during the month | Amount at close of the month | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|---|---|
| 1. -- | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy)) | ( / / ) | | | | | |
| 2. -- | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) | ( / / ) | | | | | |
| 3. -- | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) | ( / / ) | | | | | |
| 4. -- | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) | ( / / ) | | | | | |
| | | | | Total C. (Ordinary shares) | -- | |
| | | | | (Preference shares) | -- | |
| | | | | (Other class) | -- | |

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

| Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable: | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|
| 1. -- ( / / ) shares *(Note 1)* | -- | -- |
| 2. -- ( / / ) shares *(Note 1)* | -- | -- |
| 3. -- ( / / ) shares *(Note 1)* | -- | -- |
| Total D. (Ordinary shares) | -- | |
| (Preference shares) | -- | |
| (Other class) | -- | |

Other Movements in Issued Share Capital

| Type of Issue | | | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|
| 1. Rights issue | At price : State currency ______ | Class of shares issuable *(Note 1)* N/A<br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | ______ | ______ |
| 2. Open offer | At price : State currency ______ | Class of shares issuable *(Note 1)* N/A<br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | ______ | ______ |
| 3. Placing | At price : State currency ______ | Class of shares issuable *(Note 1)* N/A<br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | ______ | ______ |
| 4. Bonus issue | | Class of shares issuable *(Note 1)* N/A<br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | ______ | ______ |

| Type of Issue | | | | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|---|
| 5. Scrip dividend | At price : State currency ______ | Class of shares issuable *(Note 1)*<br>Issue and allotment date : (dd/mm/yyyy)<br>EGM approval date: (dd/mm/yyyy) | N/A<br>( / / )<br>( / / ) | ______ | ______ |
| 6. Repurchase of shares | | Class of shares repurchased *(Note 1)*<br>Cancellation date : (dd/mm/yyyy)<br>EGM approval date: (dd/mm/yyyy) | N/A<br>( / / )<br>( / / ) | ______ | ______ |
| 7. Redemption of shares | | Class of shares redeemed *(Note 1)*<br>Redemption date : (dd/mm/yyyy)<br>EGM approval date: (dd/mm/yyyy) | N/A<br>( / / )<br>( / / ) | ______ | ______ |
| 8. Consideration issue | At price : State currency ______ | Class of shares issuable *(Note 1)*<br>Issue and allotment date : (dd/mm/yyyy)<br>EGM approval date: (dd/mm/yyyy) | N/A<br>( / / )<br>( / / ) | ______ | ______ |

| Type of Issue | | | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|
| 9. Capital reorganisation | | Class of shares issuable (Note 1): N/A<br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | | |
| 10. Other (Please specify) | At price : State currency | Class of shares issuable (Note 1): N/A<br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | | |
| | | Total E. (Ordinary shares) | -- | |
| | | (Preference shares) | -- | |
| | | (Other class) | -- | |

| | | |
|---|---|---|
| Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E): | (1) | -- |
| | (2) | -- |
| Total increase / (decrease) in preference shares during the month (i.e. Total of A to E): | | -- |
| Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E): | | -- |
| *(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)* | | |

Remarks (if any):

Submitted by : Lau Wai Ming Raymond

Title : Company Secretary

(Director, Secretary or other duly authorised officer)

*Notes :*

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

HKEx 香港交易所

**Monthly Return of Equity Issuer on Movements in Securities**

**For the month ended (dd/mm/yyyy) :** 31/08/2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: e-KONG Group Limited
Date Submitted: 03/09/2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 524 Description : Ordinary Shares

| | No. of ordinary shares | Par value *(State currency)* | Authorised share capital *(State currency)* |
|---|---|---|---|
| Balance at close of preceding month | 12,000,000,000 | HKD0.01 | HKD120,000,000 |
| Increase/(decrease) | -- | | -- |
| Balance at close of the month | 12,000,000,000 | HKD0.01 | HKD120,000,000 |

(2) Stock code : -- Description : --

| | No. of ordinary shares | Par value *(State currency)* | Authorised share capital *(State currency)* |
|---|---|---|---|
| Balance at close of preceding month | -- | -- | -- |
| Increase/(decrease) | -- | | -- |
| Balance at close of the month | -- | -- | -- |

2. Preference Shares

Stock code : -- Description : --

| | No. of preference shares | Par value *(State currency)* | Authorised share capital *(State currency)* |
|---|---|---|---|
| Balance at close of preceding month | -- | -- | -- |
| Increase/(decrease) | -- | | -- |
| Balance at close of the month | -- | -- | -- |

3. Other Classes of Shares

Stock code : -- Description : --

| | No. of other classes of shares | Par value *(State currency)* | Authorised share capital *(State currency)* |
|---|---|---|---|
| Balance at close of preceding month | -- | -- | -- |
| Increase/(decrease) | -- | | -- |
| Balance at close of the month | -- | -- | -- |

Total authorised share capital at the end of the month *(State currency)* : HKD120,000,000

## II. Movements in Issued Share Capital

| | No. of ordinary shares (1) | No. of ordinary shares (2) | No of preference shares | No. of other classes of shares |
|---|---|---|---|---|
| Balance at close of preceding month | 522,894,200 | -- | -- | -- |
| Increase/ (decrease) during the month | -- | -- | -- | -- |
| Balance at close of the month | 522,894,200 | -- | -- | -- |

## III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

| Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable | Movement during the month: Granted | Exercised | Cancelled | Lapsed | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|---|---|
| 1.-- ( / / ) shares *(Note 1)* | -- | -- | -- | -- | -- | -- |
| 2.-- ( / / ) shares *(Note 1)* | -- | -- | -- | -- | -- | -- |
| 3.-- ( / / ) shares *(Note 1)* | -- | -- | -- | -- | -- | -- |
| | | | | Total A. (Ordinary shares) | -- | |
| | | | | (Preference shares) | -- | |
| | | | | (Other class) | -- | |

Total funds raised during the month from exercise of options (State currency) --

Warrants to Issue Shares of the Issuer which are to be Listed

| Description of warrants (Date of expiry - dd/mm/yyyy) | Currency of nominal value | Nominal value at close of preceding month | Exercised during the month | Nominal value at close of the month | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|---|---|
| 1. -- ( / / ) | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) ( / / ) | | | | | | |
| 2. -- ( / / ) | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) ( / / ) | | | | | | |
| 3. -- ( / / ) | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) ( / / ) | | | | | | |
| 4. -- ( / / ) | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) ( / / ) | | | | | | |

Total B. (Ordinary shares) --

(Preference shares) --

(Other class) --

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

| Class and description | Currency of amount outstanding | Amount at close of preceding month | Converted during the month | Amount at close of the month | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|---|---|
| 1. -- | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy)) | ( / / ) | | | | | |
| 2. -- | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) | ( / / ) | | | | | |
| 3. -- | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) | ( / / ) | | | | | |
| 4. -- | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) | ( / / ) | | | | | |

Total C. (Ordinary shares) --

(Preference shares) --

(Other class) --

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

| Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable: | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|
| 1. -- ( / / ) shares *(Note 1)* | -- | -- |
| 2. -- ( / / ) shares *(Note 1)* | -- | -- |
| 3. -- ( / / ) shares *(Note 1)* | -- | -- |
| Total D. (Ordinary shares) | -- | |
| (Preference shares) | -- | |
| (Other class) | -- | |

Other Movements in Issued Share Capital

| Type of Issue | | | | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|---|
| 1. Rights issue | At price : State currency ______ | Class of shares issuable *(Note 1)* | N/A | | |
| | | Issue and allotment date : (dd/mm/yyyy) | ( / / ) | | |
| | | EGM approval date: (dd/mm/yyyy) | ( / / ) | ______ | ______ |
| 2. Open offer | At price : State currency ______ | Class of shares issuable *(Note 1)* | N/A | | |
| | | Issue and allotment date : (dd/mm/yyyy) | ( / / ) | | |
| | | EGM approval date: (dd/mm/yyyy) | ( / / ) | ______ | ______ |
| 3. Placing | At price : State currency ______ | Class of shares issuable *(Note 1)* | N/A | | |
| | | Issue and allotment date : (dd/mm/yyyy) | ( / / ) | | |
| | | EGM approval date: (dd/mm/yyyy) | ( / / ) | ______ | ______ |
| 4. Bonus issue | | Class of shares issuable *(Note 1)* | N/A | | |
| | | Issue and allotment date : (dd/mm/yyyy) | ( / / ) | | |
| | | EGM approval date: (dd/mm/yyyy) | ( / / ) | ______ | ______ |

| Type of Issue | | | | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|---|
| 5. Scrip dividend | At price : State currency ______ | Class of shares issuable *(Note 1)* | N/A | ______ | ______ |
| | | Issue and allotment date : (dd/mm/yyyy) | ( / / ) | | |
| | | EGM approval date: (dd/mm/yyyy) | ( / / ) | | |
| 6. Repurchase of shares | | Class of shares repurchased *(Note 1)* | N/A | ______ | ______ |
| | | Cancellation date : (dd/mm/yyyy) | ( / / ) | | |
| | | EGM approval date: (dd/mm/yyyy) | ( / / ) | | |
| 7. Redemption of shares | | Class of shares redeemed *(Note 1)* | N/A | ______ | ______ |
| | | Redemption date : (dd/mm/yyyy) | ( / / ) | | |
| | | EGM approval date: (dd/mm/yyyy) | ( / / ) | | |
| 8. Consideration issue | At price : State currency ______ | Class of shares issuable *(Note 1)* | N/A | ______ | ______ |
| | | Issue and allotment date : (dd/mm/yyyy) | ( / / ) | | |
| | | EGM approval date: (dd/mm/yyyy) | ( / / ) | | |

| Type of Issue | | | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|
| 9. Capital reorganisation | | Class of shares issuable (*Note 1*) N/A<br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | | |
| 10. Other (Please specify) | At price : State currency | Class of shares issuable (*Note 1*) N/A<br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | | |
| | | Total E. (Ordinary shares)<br>(Preference shares)<br>(Other class) | --<br>--<br>-- | |

| | | |
|---|---|---|
| Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E): | (1) | -- |
| | (2) | -- |
| Total increase / (decrease) in preference shares during the month (i.e. Total of A to E): | | -- |
| Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E): | | -- |

*(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)*

Remarks (if any):

Submitted by : Lau Wai Ming Raymond

Title : Company Secretary
(Director, Secretary or other duly authorised officer)

*Notes :*

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

**FORM 3 A**

# DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

## Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

*Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :*

*(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;*

*(ii) Changes in the nature of his interest in such shares; and*

*(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).*

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.***

| | | |
|---|---|---|
| **1. Name of listed corporation** | | |
| E-KONG GROUP LIMITED | | |
| **2. Stock code** | 524 | **4. Number of issued shares in class** |
| **3. Class of shares** | ORDINARY | 522,894,200 |

| | | |
|---|---|---|
| **5. Name of Director (English) as printed on HKID/Passport** | | **8. Name of Director (Chinese)** |
| SIEMENS | RICHARD JOHN | 衛斯文 |
| (Surname) | (Other names) | |
| **6. HKID/Passport No.** | **Country of issue of Passport** | **9. Chinese Character Code** |
| K674811(2) | | 589824482429 |
| **7. Address of Director** | | **10. Daytime tel. No.** |
| NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG | | 28017188 |
| | | **11. e-mail address** |
| | | |

**12. Date of relevant event**

| 16 | 6 | 2009 |
|---|---|---|
| (day) | (month) | (year) |

**13. Date when director became aware of the relevant event/ interest in the shares (if later)**

| | | |
|---|---|---|
| (day) | (month) | (year) |

**14. Details of relevant event**

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) | | Number of shares bought/sold or involved | Currency of transaction | On Exchange | | Off Exchange | |
|---|---|---|---|---|---|---|---|---|---|
| | | Before relevant event | After relevant event | | | Highest price per share | Average price per share | Average consideration per share | Consideration Code (see Table 3) |
| Long position | 121 | | 205 | 10,000 | HKD | 0.400 | 0.400 | | |
| Short position | | | | | | | | | |

**15. Total shares in listed corporation immediately before the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,790,200 | 22.34 |
| Short position | | |

**16. Total shares in listed corporation immediately after the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,800,200 | 22.34 |
| Short position | | |

**17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**18. Further information in respect of derivative interests in listed corporation**

| | Code describing derivatives (see Table 4) | Exercise period (dd/mm/yyyy) | | Consideration - if derivatives granted by listed corporation | | | Number of shares |
|---|---|---|---|---|---|---|---|
| | | Begins | Ends | Price for grant | Exercise price | Price on assignment | |
| Long position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| Short position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |

**19. Further information in relation to interests of children under 18 and/or spouse**

| Name of child/spouse | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**20. Further information in relation to interests of corporations controlled by Director**

| Name of corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short position |
| SIEMENS ENTERPRISES LIMITED | 6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG) | SIEMENS, RICHARD JOHN | 100.00 | Y | 16,800,000 | |
| GOLDSTONE TRADING LIMITED | EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS) | SIEMENS, RICHARD JOHN | 100.00 | Y | 100,000,200 | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

**21. Further information in relation to interests held by Director jointly with another person**

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - | | |
| | | - Select - | | |
| | | - Select - | | |

**23. Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)**

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | | |
| | | |
| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | |

**24. Date of filing this Form 3A**

| 17 | 6 | 2009 |
|---|---|---|
| (day) | (month) | (year) |

**25. Number of continuation sheets** 0

**26. Number of attachments** 0

**Form 3A.**

**FORM 3 A**

# DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

## Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

*Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :*

*(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;*

*(ii) Changes in the nature of his interest in such shares; and*

*(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).*

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.***

| | | |
|---|---|---|
| **1. Name of listed corporation** | E-KONG GROUP LIMITED | |
| **2. Stock code** | 524 | **4. Number of issued shares in class** 522,894,200 |
| **3. Class of shares** | ORDINARY | |

| | | |
|---|---|---|
| **5. Name of Director (English) as printed on HKID/Passport** | | **8. Name of Director (Chinese)** |
| SIEMENS (Surname) | RICHARD JOHN (Other names) | 衛斯文 |
| **6. HKID/Passport No.** K674811(2) | **Country of issue of Passport** | **9. Chinese Character Code** 589824482429 |
| **7. Address of Director** NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG | | **10. Daytime tel. No.** 28017188 |
| | | **11. e-mail address** |

**12. Date of relevant event**

| | | |
|---|---|---|
| 6 | 7 | 2009 |
| (day) | (month) | (year) |

**13. Date when director became aware of the relevant event/ interest in the shares (if later)**

| | | |
|---|---|---|
| | | |
| (day) | (month) | (year) |

**14. Details of relevant event**

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) Before relevant event | After relevant event | Number of shares bought/sold or involved | Currency of transaction | On Exchange Highest price per share | On Exchange Average price per share | Off Exchange Average consideration per share | Off Exchange Consideration Code (see Table 3) |
|---|---|---|---|---|---|---|---|---|---|
| Long position | 121 | | 205 | 10,000 | HKD | 0.400 | 0.400 | | |
| Short position | | | | | | | | | |

**15. Total shares in listed corporation immediately before the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,800,200 | 22.34 |
| Short position | | |

**16. Total shares in listed corporation immediately after the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,810,200 | 22.34 |
| Short position | | |

**17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**18. Further information in respect of derivative interests in listed corporation**

| | Code describing derivatives (see Table 4) | Exercise period (dd/mm/yyyy) | | Consideration - if derivatives granted by listed corporation | | | Number of shares |
|---|---|---|---|---|---|---|---|
| | | Begins | Ends | Price for grant | Exercise price | Price on assignment | |
| Long position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| Short position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |

**19. Further information in relation to interests of children under 18 and/or spouse**

| Name of child/spouse | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**20. Further information in relation to interests of corporations controlled by Director**

| Name of corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short position |
| SIEMENS ENTERPRISES LIMITED | 6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG) | SIEMENS, RICHARD JOHN | 100.00 | Y | 16,810,000 | |
| GOLDSTONE TRADING LIMITED | EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS) | SIEMENS, RICHARD JOHN | 100.00 | Y | 100,000,200 | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

**21. Further information in relation to interests held by Director jointly with another person**

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - | | |
| | | - Select - | | |
| | | - Select - | | |

**23. Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)**

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | | |
| | | |
| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | |

**24. Date of filing this Form 3A**

| 7 | 7 | 2009 |
|---|---|---|
| (day) | (month) | (year) |

**25. Number of continuation sheets** 0

**26. Number of attachments** 0

Form 3A.

FORM 3 A

AMENDED

## DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

**Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)**

*Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :*

*(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;*

*(ii) Changes in the nature of his interest in such shares; and*

*(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).*

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.***

| | | |
|---|---|---|
| **1. Name of listed corporation** | | |
| E-KONG GROUP LIMITED | | |
| **2. Stock code** | 524 | **4. Number of issued shares in class** |
| **3. Class of shares** | ORDINARY | 522,894,200 |

| | | |
|---|---|---|
| **5. Name of Director (English) as printed on HKID/Passport** | | **8. Name of Director (Chinese)** |
| SIEMENS | RICHARD JOHN | 衛斯文 |
| (Surname) | (Other names) | |
| **6. HKID/Passport No.** | **Country of issue of Passport** | **9. Chinese Character Code** |
| K674811(2) | | 589824482429 |
| **7. Address of Director** | | **10. Daytime tel. No.** |
| NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG | | 28017188 |
| | | **11. e-mail address** |
| | | |

**12. Date of relevant event**

| | | |
|---|---|---|
| 9* | 7 | 2009 |
| (day) | (month) | (year) |

**13. Date when director became aware of the relevant event/ interest in the shares (if later)**

| | | |
|---|---|---|
| | | |
| (day) | (month) | (year) |

**14. Details of relevant event**

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) | | Number of shares bought/sold or involved | Currency of transaction | On Exchange | | Off Exchange | |
|---|---|---|---|---|---|---|---|---|---|
| | | Before relevant event | After relevant event | | | Highest price per share | Average price per share | Average consideration per share | Consideration Code (see Table 3) |
| Long position | 121 | | 205 | 20,000 | HKD | 0.445 | 0.430 | | |
| Short position | | | | | | | | | |

**15. Total shares in listed corporation immediately before the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,810,200 | 22.34 |
| Short position | | |

**16. Total shares in listed corporation immediately after the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,830,200 | 22.34 |
| Short position | | |

***17. Capacity in which interests disclosed in Box 16 are held* (required for Initial Notification only)**

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**18. Further information in respect of derivative interests in listed corporation**

| | Code describing derivatives (see Table 4) | Exercise period (dd/mm/yyyy) | | Consideration - if derivatives granted by listed corporation | | | Number of shares |
|---|---|---|---|---|---|---|---|
| | | Begins | Ends | Price for grant | Exercise price | Price on assignment | |
| Long position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| Short position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |

**19. Further information in relation to interests of children under 18 and/or spouse**

| Name of child/spouse | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**20. Further information in relation to interests of corporations controlled by Director**

| Name of corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short position |
| SIEMENS ENTERPRISES LIMITED | 6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG) | SIEMENS, RICHARD JOHN | 100.00 | Y | 16,830,000 | |
| GOLDSTONE TRADING LIMITED | EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS) | SIEMENS, RICHARD JOHN | 100.00 | Y | 100,000,200 | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

**21. Further information in relation to interests held by Director jointly with another person**

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - | | |
| | | - Select - | | |
| | | - Select - | | |

**23. Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)**

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | | |
| | | |
| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | |

**24. Date of filing this Form 3A**

| 10 | 7 | 2009 |
|---|---|---|
| (day) | (month) | (year) |

**25. Number of continuation sheets** 0

**26. Number of attachments** 0

Form 3A.

FORM 3 A

# DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

**Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)**

*Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :*

*(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;*

*(ii) Changes in the nature of his interest in such shares; and*

*(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).*

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.***

| | | |
|---|---|---|
| **1. Name of listed corporation** E-KONG GROUP LIMITED | | |
| **2. Stock code** | 524 | **4. Number of issued shares in class** 522,894,200 |
| **3. Class of shares** | ORDINARY | |

| | | |
|---|---|---|
| **5. Name of Director (English) as printed on HKID/Passport** SIEMENS (Surname) | RICHARD JOHN (Other names) | **8. Name of Director (Chinese)** 衛斯文 |
| **6. HKID/Passport No.** K674811(2) | **Country of issue of Passport** | **9. Chinese Character Code** 589824482429 |
| **7. Address of Director** NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG | | **10. Daytime tel. No.** 28017188 |
| | | **11. e-mail address** |

**12. Date of relevant event**

| | | |
|---|---|---|
| 15 | 7 | 2009 |
| (day) | (month) | (year) |

**13. Date when director became aware of the relevant event/ interest in the shares (if later)**

| | | |
|---|---|---|
| | | |
| (day) | (month) | (year) |

**14. Details of relevant event**

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) | | Number of shares bought/sold or involved | Currency of transaction | On Exchange | | Off Exchange | |
|---|---|---|---|---|---|---|---|---|---|
| | | Before relevant event | After relevant event | | | Highest price per share | Average price per share | Average consideration per share | Consideration Code (see Table 3) |
| Long position | 121 | | 205 | 20,000 | HKD | 0.435 | 0.428 | | |
| Short position | | | | | | | | | |

**15. Total shares in listed corporation immediately before the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,830,200 | 22.34 |
| Short position | | |

**16. Total shares in listed corporation immediately after the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,850,200 | 22.35 |
| Short position | | |

**17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**18. Further information in respect of derivative interests in listed corporation**

| | Code describing derivatives (see Table 4) | Exercise period (dd/mm/yyyy) | | Consideration - if derivatives granted by listed corporation | | | Number of shares |
|---|---|---|---|---|---|---|---|
| | | Begins | Ends | Price for grant | Exercise price | Price on assignment | |
| Long position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| Short position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |

**19. Further information in relation to interests of children under 18 and/or spouse**

| Name of child/spouse | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**20. Further information in relation to interests of corporations controlled by Director**

| Name of corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short position |
| SIEMENS ENTERPRISES LIMITED | 6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG) | SIEMENS, RICHARD JOHN | 100.00 | Y | 16,850,000 | |
| GOLDSTONE TRADING LIMITED | EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS) | SIEMENS, RICHARD JOHN | 100.00 | Y | 100,000,200 | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

**21. Further information in relation to interests held by Director jointly with another person**

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - | | |
| | | - Select - | | |
| | | - Select - | | |

**23. Further information from a party to an agreement under Section 317** **( Please see Notes for further information required)**

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | | |
| | | |
| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | |

**24. Date of filing this Form 3A**

| 16 | 7 | 2009 |
|---|---|---|
| (day) | (month) | (year) |

**25. Number of continuation sheets** 0

**26. Number of attachments** 0

**Form 3A.**

FORM 3 A

# DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

**Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)**

*Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :*

*(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;*

*(ii) Changes in the nature of his interest in such shares; and*

*(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).*

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.***

| | | |
|---|---|---|
| **1. Name of listed corporation** | | |
| E-KONG GROUP LIMITED | | |
| **2. Stock code** | 524 | **4. Number of issued shares in class** |
| **3. Class of shares** | ORDINARY | 522,894,200 |

| | | |
|---|---|---|
| **5. Name of Director (English) as printed on HKID/Passport** | | **8. Name of Director (Chinese)** |
| SIEMENS (Surname) | RICHARD JOHN (Other names) | 衛斯文 |
| **6. HKID/Passport No.** | **Country of issue of Passport** | **9. Chinese Character Code** |
| K674811(2) | | 589824482429 |
| **7. Address of Director** | | **10. Daytime tel. No.** |
| NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG | | 28017188 |
| | | **11. e-mail address** |
| | | |

**12. Date of relevant event**

| | | |
|---|---|---|
| 17 | 7 | 2009 |
| (day) | (month) | (year) |

**13. Date when director became aware of the relevant event/ interest in the shares (if later)**

| | | |
|---|---|---|
| | | |
| (day) | (month) | (year) |

**14. Details of relevant event**

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) | | Number of shares bought/sold or involved | Currency of transaction | On Exchange | | Off Exchange | |
|---|---|---|---|---|---|---|---|---|---|
| | | Before relevant event | After relevant event | | | Highest price per share | Average price per share | Average consideration per share | Consideration Code (see Table 3) |
| Long position | 121 | | 205 | 20,000 | HKD | 0.445 | 0.443 | | |
| Short position | | | | | | | | | |

**15. Total shares in listed corporation immediately before the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,850,200 | 22.35 |
| Short position | | |

**16. Total shares in listed corporation immediately after the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,870,200 | 22.35 |
| Short position | | |

**17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**18. Further information in respect of derivative interests in listed corporation**

| | Code describing derivatives (see Table 4) | Exercise period (dd/mm/yyyy) | | Consideration - if derivatives granted by listed corporation | | | Number of shares |
|---|---|---|---|---|---|---|---|
| | | Begins | Ends | Price for grant | Exercise price | Price on assignment | |
| Long position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| Short position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |

19. **Further information in relation to interests of children under 18 and/or spouse**

| Name of child/spouse | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

20. **Further information in relation to interests of corporations controlled by Director**

| Name of corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short position |
| SIEMENS ENTERPRISES LIMITED | 6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG) | SIEMENS, RICHARD JOHN | 100.00 | Y | 16,870,000 | |
| GOLDSTONE TRADING LIMITED | EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS) | SIEMENS, RICHARD JOHN | 100.00 | Y | 100,000,200 | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

**21. Further information in relation to interests held by Director jointly with another person**

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - | | |
| | | - Select - | | |
| | | - Select - | | |

**23. Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)**

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | | |
| | | |
| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | |

**24. Date of filing this Form 3A**

| 17 | 7 | 2009 |
|---|---|---|
| (day) | (month) | (year) |

**25. Number of continuation sheets** 0

**26. Number of attachments** 0

**Form 3A.**

**FORM 3 A**

# DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

## Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

*Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :*

*(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;*

*(ii) Changes in the nature of his interest in such shares; and*

*(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).*

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.***

| | | |
|---|---|---|
| **1. Name of listed corporation** | E-KONG GROUP LIMITED | |
| **2. Stock code** | 524 | **4. Number of issued shares in class** |
| **3. Class of shares** | ORDINARY | 522,894,200 |

| | | |
|---|---|---|
| **5. Name of Director (English) as printed on HKID/Passport** | | **8. Name of Director (Chinese)** |
| SIEMENS | RICHARD JOHN | 衛斯文 |
| (Surname) | (Other names) | |
| **6. HKID/Passport No.** | **Country of issue of Passport** | **9. Chinese Character Code** |
| K674811(2) | | 589824482429 |
| **7. Address of Director** | | **10. Daytime tel. No.** |
| NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG | | 28017188 |
| | | **11. e-mail address** |
| | | |

**12. Date of relevant event**

| | | |
|---|---|---|
| 20 | 7 | 2009 |
| (day) | (month) | (year) |

**13. Date when director became aware of the relevant event/ interest in the shares (if later)**

| | | |
|---|---|---|
| | | |
| (day) | (month) | (year) |

**14. Details of relevant event**

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) | | Number of shares bought/sold or involved | Currency of transaction | On Exchange | | Off Exchange | |
|---|---|---|---|---|---|---|---|---|---|
| | | Before relevant event | After relevant event | | | Highest price per share | Average price per share | Average consideration per share | Consideration Code (see Table 3) |
| Long position | 121 | | 205 | 20,000 | HKD | 0.490 | 0.488 | | |
| Short position | | | | | | | | | |

**15. Total shares in listed corporation immediately before the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,870,200 | 22.35 |
| Short position | | |

**16. Total shares in listed corporation immediately after the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,890,200 | 22.35 |
| Short position | | |

**17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**18. Further information in respect of derivative interests in listed corporation**

| | Code describing derivatives (see Table 4) | Exercise period (dd/mm/yyyy) | | Consideration - if derivatives granted by listed corporation | | | Number of shares |
|---|---|---|---|---|---|---|---|
| | | Begins | Ends | Price for grant | Exercise price | Price on assignment | |
| Long position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| Short position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |

**19. Further information in relation to interests of children under 18 and/or spouse**

| Name of child/spouse | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**20. Further information in relation to interests of corporations controlled by Director**

| Name of corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short position |
| SIEMENS ENTERPRISES LIMITED | 6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG) | SIEMENS, RICHARD JOHN | 100.00 | Y | 16,890,000 | |
| GOLDSTONE TRADING LIMITED | EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS) | SIEMENS, RICHARD JOHN | 100.00 | Y | 100,000,200 | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

**21. Further information in relation to interests held by Director jointly with another person**

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - | | |
| | | - Select - | | |
| | | - Select - | | |

**23. Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)**

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | | |
| | | |
| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | |

**24. Date of filing this Form 3A**

| 21 | 7 | 2009 |
|---|---|---|
| (day) | (month) | (year) |

**25. Number of continuation sheets** 0

**Form 3A.**

**26. Number of attachments** 0

**FORM 3 A**

# DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

## Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

*Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :*

*(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;*

*(ii) Changes in the nature of his interest in such shares; and*

*(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).*

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.***

| | | |
|---|---|---|
| **1. Name of listed corporation** | | |
| E-KONG GROUP LIMITED | | |
| **2. Stock code** | 524 | **4. Number of issued shares in class** |
| **3. Class of shares** | ORDINARY | 522,894,200 |

| | | |
|---|---|---|
| **5. Name of Director (English) as printed on HKID/Passport** | | **8. Name of Director (Chinese)** |
| SIEMENS | RICHARD JOHN | 衛斯文 |
| (Surname) | (Other names) | |
| **6. HKID/Passport No.** | **Country of issue of Passport** | **9. Chinese Character Code** |
| K674811(2) | | 589824482429 |
| **7. Address of Director** | | **10. Daytime tel. No.** |
| NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG | | 28017188 |
| | | **11. e-mail address** |
| | | |

**12. Date of relevant event**

| | | |
|---|---|---|
| 22 | 7 | 2009 |
| (day) | (month) | (year) |

**13. Date when director became aware of the relevant event/ interest in the shares (if later)**

| | | |
|---|---|---|
| | | |
| (day) | (month) | (year) |

**14. Details of relevant event**

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) | | Number of shares bought/sold or involved | Currency of transaction | On Exchange | | Off Exchange | |
|---|---|---|---|---|---|---|---|---|---|
| | | Before relevant event | After relevant event | | | Highest price per share | Average price per share | Average consideration per share | Consideration Code (see Table 3) |
| Long position | 121 | | 205 | 10,000 | HKD | 0.490 | 0.490 | | |
| Short position | | | | | | | | | |

**15. Total shares in listed corporation immediately before the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,890,200 | 22.35 |
| Short position | | |

**16. Total shares in listed corporation immediately after the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,900,200 | 22.36 |
| Short position | | |

**17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**18. Further information in respect of derivative interests in listed corporation**

| | Code describing derivatives (see Table 4) | Exercise period (dd/mm/yyyy) | | Consideration - if derivatives granted by listed corporation | | | Number of shares |
|---|---|---|---|---|---|---|---|
| | | Begins | Ends | Price for grant | Exercise price | Price on assignment | |
| Long position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| Short position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |

**19. Further information in relation to interests of children under 18 and/or spouse**

| Name of child/spouse | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**20. Further information in relation to interests of corporations controlled by Director**

| Name of corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short position |
| SIEMENS ENTERPRISES LIMITED | 6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG) | SIEMENS, RICHARD JOHN | 100.00 | Y | 16,900,000 | |
| GOLDSTONE TRADING LIMITED | EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS) | SIEMENS, RICHARD JOHN | 100.00 | Y | 100,000,200 | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

**21. Further information in relation to interests held by Director jointly with another person**

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - | | |
| | | - Select - | | |
| | | - Select - | | |

**23. Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)**

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | | |
| | | |
| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | |

**24. Date of filing this Form 3A**

| 23 | 7 | 2009 |
|---|---|---|
| (day) | (month) | (year) |

**25. Number of continuation sheets** 0

**26. Number of attachments** 0

**Form 3A.**

**FORM 3 A**

# DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

## Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

*Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :*

*(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;*

*(ii) Changes in the nature of his interest in such shares; and*

*(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).*

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.***

| | | |
|---|---|---|
| **1. Name of listed corporation** | | |
| E-KONG GROUP LIMITED | | |
| **2. Stock code** | 524 | **4. Number of issued shares in class** |
| **3. Class of shares** | ORDINARY | 522,894,200 |

| | | |
|---|---|---|
| **5. Name of Director (English) as printed on HKID/Passport** | | **8. Name of Director (Chinese)** |
| SIEMENS (Surname) | RICHARD JOHN (Other names) | 衛斯文 |
| **6. HKID/Passport No.** | **Country of issue of Passport** | **9. Chinese Character Code** |
| K674811(2) | | 589824482429 |
| **7. Address of Director** | | **10. Daytime tel. No.** |
| NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG | | 28017188 |
| | | **11. e-mail address** |
| | | |

**12. Date of relevant event**

| (day) | (month) | (year) |
|---|---|---|
| 23 | 7 | 2009 |

**13. Date when director became aware of the *relevant event/ interest in the shares (if later)***

| (day) | (month) | (year) |
|---|---|---|
| | | |

**14. Details of relevant event**

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) | | Number of shares bought/sold or involved | Currency of transaction | On Exchange | | Off Exchange | |
|---|---|---|---|---|---|---|---|---|---|
| | | Before relevant event | After relevant event | | | Highest price per share | Average price per share | Average consideration per share | Consideration Code (see Table 3) |
| Long position | 121 | | 205 | 40,000 | HKD | 0.500 | 0.490 | | |
| Short position | | | | | | | | | |

**15. Total shares in listed corporation immediately before the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,900,200 | 22.36 |
| Short position | | |

**16. Total shares in listed corporation immediately after the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,940,200 | 22.36 |
| Short position | | |

**17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**18. Further information in respect of derivative interests in listed corporation**

| | Code describing derivatives (see Table 4) | Exercise period (dd/mm/yyyy) | | Consideration - if derivatives granted by listed corporation | | | Number of shares |
|---|---|---|---|---|---|---|---|
| | | Begins | Ends | Price for grant | Exercise price | Price on assignment | |
| Long position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| Short position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |

## 19. Further information in relation to interests of children under 18 and/or spouse

| Name of child/spouse | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

## 20. Further information in relation to interests of corporations controlled by Director

| Name of corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short position |
| SIEMENS ENTERPRISES LIMITED | 6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG) | SIEMENS, RICHARD JOHN | 100.00 | Y | 16,940,000 | |
| GOLDSTONE TRADING LIMITED | EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS) | SIEMENS, RICHARD JOHN | 100.00 | Y | 100,000,200 | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

21. **Further information in relation to interests held by Director jointly with another person**

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - | | |
| | | - Select - | | |
| | | - Select - | | |

23. **Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)**

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | | |
| | | |
| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | |

**24. Date of filing this Form 3A**

| 24 | 7 | 2009 |
|---|---|---|
| (day) | (month) | (year) |

**25. Number of continuation sheets** 0

**26. Number of attachments** 0

**Form 3A.**

FORM 3 A

# DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

## Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

*Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :*

*(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;*

*(ii) Changes in the nature of his interest in such shares; and*

*(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).*

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.***

| | | |
|---|---|---|
| **1. Name of listed corporation** | | |
| E-KONG GROUP LIMITED | | |
| **2. Stock code** | 524 | **4. Number of issued shares in class** |
| **3. Class of shares** | ORDINARY | 522,894,200 |

| | | |
|---|---|---|
| **5. Name of Director (English) as printed on HKID/Passport** | | **8. Name of Director (Chinese)** |
| SIEMENS (Surname) | RICHARD JOHN (Other names) | 衛斯文 |
| **6. HKID/Passport No.** | **Country of issue of Passport** | **9. Chinese Character Code** |
| K674811(2) | | 589824482429 |
| **7. Address of Director** | | **10. Daytime tel. No.** |
| NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG | | 28017188 |
| | | **11. e-mail address** |

**12. Date of relevant event**

| | | |
|---|---|---|
| 27 | 7 | 2009 |
| (day) | (month) | (year) |

**13. Date when director became aware of the relevant event/ interest in the shares (if later)**

| | | |
|---|---|---|
| | | |
| (day) | (month) | (year) |

**14. Details of relevant event**

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2): Before relevant event | Code describing capacity in which shares were/are held (see Table 2): After relevant event | Number of shares bought/sold or involved | Currency of transaction | On Exchange: Highest price per share | On Exchange: Average price per share | Off Exchange: Average consideration per share | Off Exchange: Consideration Code (see Table 3) |
|---|---|---|---|---|---|---|---|---|---|
| Long position | 121 | | 205 | 20,000 | HKD | 0.500 | 0.498 | | |
| Short position | | | | | | | | | |

**15. Total shares in listed corporation immediately before the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,940,200 | 22.36 |
| Short position | | |

**16. Total shares in listed corporation immediately after the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,960,200 | 22.37 |
| Short position | | |

**17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**18. Further information in respect of derivative interests in listed corporation**

| | Code describing derivatives (see Table 4) | Exercise period (dd/mm/yyyy) | | *Consideration - if derivatives granted by listed corporation* | | | Number of shares |
|---|---|---|---|---|---|---|---|
| | | Begins | Ends | Price for grant | Exercise price | Price on assignment | |
| Long position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| Short position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |

**19. Further information in relation to interests of children under 18 and/or spouse**

| Name of child/spouse | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**20. Further information in relation to interests of corporations controlled by Director**

| Name of corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short position |
| SIEMENS ENTERPRISES LIMITED | 6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG) | SIEMENS, RICHARD JOHN | 100.00 | Y | 16,960,000 | |
| GOLDSTONE TRADING LIMITED | EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS) | SIEMENS, RICHARD JOHN | 100.00 | Y | 100,000,200 | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

**21. Further information in relation to interests held by Director jointly with another person**

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - | | |
| | | - Select - | | |
| | | - Select - | | |

**23. Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)**

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | | |
| | | |
| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | |

**24. Date of filing this Form 3A**

| 28 | 7 | 2009 |
|---|---|---|
| (day) | (month) | (year) |

**Form 3A.**

**25. Number of continuation sheets** 0

**26. Number of attachments** 0

FORM 3 A

# DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

**Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)**

*Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :*

*(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;*

*(ii) Changes in the nature of his interest in such shares; and*

*(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).*

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.***

| **1. Name of listed corporation** | | |
|---|---|---|
| E-KONG GROUP LIMITED | | |
| **2. Stock code** | 524 | **4. Number of issued shares in class** |
| **3. Class of shares** | ORDINARY | 522,894,200 |

| **5. Name of Director (English) as printed on HKID/Passport** | | **8. Name of Director (Chinese)** |
|---|---|---|
| SIEMENS | RICHARD JOHN | 衛斯文 |
| (Surname) | (Other names) | |
| **6. HKID/Passport No.** | **Country of issue of Passport** | **9. Chinese Character Code** |
| K674811(2) | | 589824482429 |
| **7. Address of Director** | | **10. Daytime tel. No.** |
| NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG | | 28017188 |
| | | **11. e-mail address** |
| | | |

**12. Date of relevant event**

| 28 | 7 | 2009 |
|---|---|---|
| (day) | (month) | (year) |

**13. Date when director became aware of the relevant event/ interest in the shares (if later)**

| | | |
|---|---|---|
| (day) | (month) | (year) |

**14. Details of relevant event**

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) | | Number of shares bought/sold or involved | Currency of transaction | On Exchange | | Off Exchange | |
|---|---|---|---|---|---|---|---|---|---|
| | | Before relevant event | After relevant event | | | Highest price per share | Average price per share | Average consideration per share | Consideration Code (see Table 3) |
| Long position | 121 | | 205 | 10,000 | HKD | 0.470 | 0.470 | | |
| Short position | | | | | | | | | |

**15. Total shares in listed corporation immediately before the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,960,200 | 22.37 |
| Short position | | |

**16. Total shares in listed corporation immediately after the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,970,200 | 22.37 |
| Short position | | |

**17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**18. Further information in respect of derivative interests in listed corporation**

| | Code describing derivatives (see Table 4) | Exercise period (dd/mm/yyyy) | | Consideration - if derivatives granted by listed corporation | | | Number of shares |
|---|---|---|---|---|---|---|---|
| | | Begins | Ends | Price for grant | Exercise price | Price on assignment | |
| Long position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| Short position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |

**19. Further information in relation to interests of children under 18 and/or spouse**

| Name of child/spouse | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**20. Further information in relation to interests of corporations controlled by Director**

| Name of corporation | Address and place of incorporation | *Name of controlling* shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short position |
| SIEMENS ENTERPRISES LIMITED | 6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG) | SIEMENS, RICHARD JOHN | 100.00 | Y | 16,970,000 | |
| GOLDSTONE TRADING LIMITED | EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS) | SIEMENS, RICHARD JOHN | 100.00 | Y | 100,000,200 | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

**21. Further information in relation to interests held by Director jointly with another person**

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - | | |
| | | - Select - | | |
| | | - Select - | | |

**23. Further information from a party to an agreement under Section 317** **( Please see Notes for further information required)**

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | | |
| | | |
| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | |

**24. Date of filing this Form 3A**

| 29 | 7 | 2009 |
|---|---|---|
| (day) | (month) | (year) |

**25. Number of continuation sheets** 0

**26. Number of attachments** 0

**Form 3A.**

FORM 3 A

# DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

## Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

*Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :*

*(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;*

*(ii) Changes in the nature of his interest in such shares; and*

*(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).*

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.***

| | | |
|---|---|---|
| **1. Name of listed corporation** | E-KONG GROUP LIMITED | |
| **2. Stock code** | 524 | **4. Number of issued shares in class** 522,894,200 |
| **3. Class of shares** | ORDINARY | |

| | | |
|---|---|---|
| **5. Name of Director (English) as printed on HKID/Passport** | | **8. Name of Director (Chinese)** |
| SIEMENS (Surname) | RICHARD JOHN (Other names) | 衛斯文 |
| **6. HKID/Passport No.** K674811(2) | **Country of issue of Passport** | **9. Chinese Character Code** 589824482429 |
| **7. Address of Director** NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG | | **10. Daytime tel. No.** 28017188 |
| | | **11. e-mail address** |

**12. Date of relevant event**

| 3 | 8 | 2009 |
|---|---|---|
| (day) | (month) | (year) |

**13. Date when director became aware of the relevant event/ interest in the shares (if later)**

| | | |
|---|---|---|
| (day) | (month) | (year) |

**14. Details of relevant event**

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) | | Number of shares bought/sold or involved | Currency of transaction | On Exchange | | Off Exchange | |
|---|---|---|---|---|---|---|---|---|---|
| | | Before relevant event | After relevant event | | | Highest price per share | Average price per share | Average consideration per share | Consideration Code (see Table 3) |
| Long position | 121 | | 205 | 10,000 | HKD | 0.475 | 0.475 | | |
| Short position | | | | | | | | | |

**15. Total shares in listed corporation immediately before the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,970,200 | 22.37 |
| Short position | | |

**16. Total shares in listed corporation immediately after the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,980,200 | 22.37 |
| Short position | | |

**17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**18. Further information in respect of derivative interests in listed corporation**

| | Code describing derivatives (see Table 4) | Exercise period (dd/mm/yyyy) | | Consideration - if derivatives granted by listed corporation | | | Number of shares |
|---|---|---|---|---|---|---|---|
| | | Begins | Ends | Price for grant | Exercise price | Price on assignment | |
| Long position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| Short position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |

**19. Further information in relation to interests of children under 18 and/or spouse**

| Name of child/spouse | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**20. Further information in relation to interests of corporations controlled by Director**

| Name of corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short position |
| SIEMENS ENTERPRISES LIMITED | 6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG) | SIEMENS, RICHARD JOHN | 100.00 | Y | 16,980,000 | |
| GOLDSTONE TRADING LIMITED | EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS) | SIEMENS, RICHARD JOHN | 100.00 | Y | 100,000,200 | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

**21. Further information in relation to interests held by Director jointly with another person**

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - | | |
| | | - Select - | | |
| | | - Select - | | |

**23. Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)**

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | | |
| | | |
| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | |

**24. Date of filing this Form 3A**

| 4 | 8 | 2009 |
|---|---|---|
| (day) | (month) | (year) |

**25. Number of continuation sheets** 0

**Form 3A.**

**26. Number of attachments** 0

FORM 3 A

## DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

### Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

*Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :*

*(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;*

*(ii) Changes in the nature of his interest in such shares; and*

*(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).*

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.***

| | | |
|---|---|---|
| **1. Name of listed corporation** E-KONG GROUP LIMITED | | |
| **2. Stock code** | 524 | **4. Number of issued shares in class** 522,894,200 |
| **3. Class of shares** | ORDINARY | |

| | | |
|---|---|---|
| **5. Name of Director (English) as printed on HKID/Passport** | | **8. Name of Director (Chinese)** |
| SIEMENS (Surname) | RICHARD JOHN (Other names) | 衛斯文 |
| **6. HKID/Passport No.** K674811(2) | **Country of issue of Passport** | **9. Chinese Character Code** 589824482429 |
| **7. Address of Director** NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG | | **10. Daytime tel. No.** 28017188 |
| | | **11. e-mail address** |

**12. Date of relevant event**

| 6 | 8 | 2009 |
|---|---|---|
| (day) | (month) | (year) |

**13. Date when director became aware of the relevant event/ interest in the shares (if later)**

| | | |
|---|---|---|
| (day) | (month) | (year) |

**14. Details of relevant event**

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) | | Number of shares bought/sold or involved | Currency of transaction | On Exchange | | Off Exchange | |
|---|---|---|---|---|---|---|---|---|---|
| | | Before relevant event | After relevant event | | | Highest price per share | Average price per share | Average consideration per share | Consideration Code (see Table 3) |
| Long position | 121 | | 205 | 10,000 | HKD | 0.465 | 0.465 | | |
| Short position | | | | | | | | | |

**15. Total shares in listed corporation immediately before the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,980,200 | 22.37 |
| Short position | | |

**16. Total shares in listed corporation immediately after the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,990,200 | 22.37 |
| Short position | | |

**17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**18. Further information in respect of derivative interests in listed corporation**

| | Code describing derivatives (see Table 4) | Exercise period (dd/mm/yyyy) | | Consideration - if derivatives granted by listed corporation | | | Number of shares |
|---|---|---|---|---|---|---|---|
| | | Begins | Ends | Price for grant | Exercise price | Price on assignment | |
| Long position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| Short position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |

19. **Further information in relation to interests of children under 18 and/or spouse**

| Name of child/spouse | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

20. **Further information in relation to interests of corporations controlled by Director**

| Name of corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short position |
| SIEMENS ENTERPRISES LIMITED | 6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG) | SIEMENS, RICHARD JOHN | 100.00 | Y | 16,990,000 | |
| GOLDSTONE TRADING LIMITED | EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS) | SIEMENS, RICHARD JOHN | 100.00 | Y | 100,000,200 | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

**21. Further information in relation to interests held by Director jointly with another person**

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - | | |
| | | - Select - | | |
| | | - Select - | | |

**23. Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)**

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | | |
| | | |
| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | |

**24. Date of filing this Form 3A**

| 7 | 8 | 2009 |
|---|---|---|
| (day) | (month) | (year) |

**25. Number of continuation sheets** 0

**26. Number of attachments** 0

Form 3A.

FORM 3 A

# DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

## Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

*Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :*

*(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;*

*(ii) Changes in the nature of his interest in such shares; and*

*(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).*

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.***

| | | |
|---|---|---|
| **1. Name of listed corporation** | E-KONG GROUP LIMITED | |
| **2. Stock code** | 524 | **4. Number of issued shares in class** 522,894,200 |
| **3. Class of shares** | ORDINARY | |

| | | |
|---|---|---|
| **5. Name of Director (English) as printed on HKID/Passport** | | **8. Name of Director (Chinese)** |
| SIEMENS (Surname) | RICHARD JOHN (Other names) | 衛斯文 |
| **6. HKID/Passport No.** K674811(2) | **Country of issue of Passport** | **9. Chinese Character Code** 589824482429 |
| **7. Address of Director** NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG | | **10. Daytime tel. No.** 28017188 |
| | | **11. e-mail address** |

**12. Date of relevant event**

| 10 | 8 | 2009 |
|---|---|---|
| (day) | (month) | (year) |

**13. Date when director became aware of the relevant event/ interest in the shares (if later)**

| | | |
|---|---|---|
| (day) | (month) | (year) |

**14. Details of relevant event**

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) | | Number of shares bought/sold or involved | Currency of transaction | On Exchange | | Off Exchange | |
|---|---|---|---|---|---|---|---|---|---|
| | | Before relevant event | After relevant event | | | Highest price per share | Average price per share | Average consideration per share | Consideration Code (see Table 3) |
| Long position | 121 | | 205 | 10,000 | HKD | 0.460 | 0.460 | | |
| Short position | | | | | | | | | |

**15. Total shares in listed corporation immediately before the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,990,200 | 22.37 |
| Short position | | |

**16. Total shares in listed corporation immediately after the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 117,000,200 | 22.38 |
| Short position | | |

**17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**18. Further information in respect of derivative interests in listed corporation**

| | Code describing derivatives (see Table 4) | Exercise period (dd/mm/yyyy) | | Consideration - if derivatives granted by listed corporation | | | Number of shares |
|---|---|---|---|---|---|---|---|
| | | Begins | Ends | Price for grant | Exercise price | Price on assignment | |
| Long position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| Short position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |

**19. Further information in relation to interests of children under 18 and/or spouse**

| Name of child/spouse | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**20. Further information in relation to interests of corporations controlled by Director**

| Name of corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short position |
| SIEMENS ENTERPRISES LIMITED | 6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG) | SIEMENS, RICHARD JOHN | 100.00 | Y | 17,000,000 | |
| GOLDSTONE TRADING LIMITED | EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS) | SIEMENS, RICHARD JOHN | 100.00 | Y | 100,000,200 | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

**21. Further information in relation to interests held by Director jointly with another person**

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - | | |
| | | - Select - | | |
| | | - Select - | | |

**23. Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)**

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | | |
| | | |
| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | |

***24. Date of filing this Form 3A***

| 11 | 8 | 2009 |
|---|---|---|
| (day) | (month) | (year) |

**Form 3A.**

**25. Number of continuation sheets** 0

***26. Number of attachments*** 0

Companies Registry
公司註冊處

# Notification of Change of Secretary and Director of a Non-Hong Kong Company (Appointment / Cessation)

# 非香港公司秘書及董事更改通知書(委任／離任)

(Companies Ordinance s. 335(1)(b))
(《公司條例》第335(1)(b)條)

Form 表格 **N6**

**Important Notes 重要事項**

- Please read the accompanying notes before completing this form. Please print in black ink.
- 填表前請參閱《填表須知》。請用黑色墨水列印。

**Company Number 公司編號**: F6726

(Note 註 6) **1 Company Name 公司名稱**

e-Kong Group Limited

**2 Details of Change 更改詳情**

**A. Particulars of Secretary／Director Resigning or Ceasing to Act 辭職或離任秘書／董事的資料**

*(Use Continuation Sheet A if more than 1 secretary／director is involved 如涉及超過一名秘書／董事，請用續頁A填報)*

*Please tick the relevant box(es) 請在適用的空格內加 ✓ 號*

(Note 註 7) **Capacity 身份** ☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 候補董事 | Alternate to 代替:

**Name of Individual Secretary／Director 個人秘書／董事的姓名**

| Surname in English 英文姓氏 | Other Names in English 英文名字 | Name in Chinese 中文姓名 |
|---|---|---|
| | | |

(Note 註 8) **Identification 身份證明**

| HK Identity Card Number 香港身份證號碼 | Overseas Passport Number 海外護照號碼 |
|---|---|
| | |

**OR 或**

**English and Chinese Names of Corporate Secretary／Director 法人團體秘書／董事的英文及中文名稱**

(Note 註 9)

(Note 註 10) **Date of Resignation or Cessation 辭職或離任日期**

| DD 日 | MM 月 | YYYY 年 |
|---|---|---|
| | | |

(Note 註 11) **Please indicate whether the Director／Alternate Director resigning or ceasing to act will continue to hold office as Alternate Director／Director in the Company after the date of resignation or cessation**

請述明上述辭職或離任董事／候補董事在辭職或離任日期後，是否繼續擔任公司的候補董事／董事職位

☐ **Yes 是**
☐ **No 否**

(Note 註 4) **Presentor's Reference 提交人的資料**

Name 姓名: e-KONG Group Limited

Address 地址: 3705 Gloucester Tower
The Landmark
15 Queen's Road Central, HK

Tel 電話: 2801 7188 Fax 傳真: 2801 7238

E-mail Address 電郵地址:

Reference 檔號:

**For Official Use 請勿填寫本欄**

CR 收件日期 RECEIVED 27 MAY 2009 文件管理組 Document Management Section

CR 收件日期 RECEIVED 文件管理組 Document Management Section

Specification No. 2/2007 (Dec. 2007)
指明編號 2/2007 (2007年12月)

Form 表格 **N6**

**Company Number 公司編號**

F6726

## 2 Details of Change 更改詳情 (cont'd 續上頁)

**B. Particulars of Individual Secretary／Director Appointed 獲委任的個人秘書／董事的資料**

*(Use Continuation Sheet B if more than 1 individual secretary／director is appointed)*
*(如委任超過一名個人秘書／董事，請用續頁B填報)*

*Please tick the relevant box(es) 請在適用的空格內加 ✓ 號*

(Note 註 12) **Capacity 身份**

☐ Secretary 秘書 ☑ Director 董事 ☐ Alternate Director 候補董事 | Alternate to 代替:

**Name in English 英文姓名**

| Surname 姓氏 | Other Names 名字 |
|---|---|
| YE | FENGPING |

**Name in Chinese 中文姓名**:

**Previous Names 前用姓名**:

**Alias 別名**:

**Residential Address 住址**: ROOM 4B, LIHAI BUILDING, OVERSEA CHINESE TOWN, SHENZHEN, CHINA

Country 國家: CHINA

*('Care of' addresses are not acceptable「轉交」地址恕不接受)*

(Note 註 13) **E-mail Address 電郵地址**:

(Note 註 14) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: R184313(2)

b Overseas Passport 海外護照

| Issuing Country 簽發國家 | Number 號碼 |
|---|---|
| | |

**Date of Appointment 委任日期**

| DD 日 | MM 月 | YYYY 年 |
|---|---|---|
| 25 | 05 | 2009 |

(Note 註 15) **Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment**

請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事

☐ **Yes 是**
☑ **No 否**

Form 表格 **N6**

Company Number 公司編號: F6726

## 2 Details of Change 更改詳情 (cont'd 續上頁)

### C. Particulars of Corporate Secretary／Director Appointed 獲委任的法人團體秘書／董事的資料

(*Use Continuation Sheet C if more than 1 corporate secretary／director is appointed*)
(*如委任超過一名法人團體秘書／董事，請用續頁 C 填報*)

*Please tick the relevant box(es) 請在適用的空格內加 ✓ 號*

(Note 註 12) **Capacity 身份** ☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 候補董事 | Alternate to 代替:

(Note 註 16) **Name in English 英文名稱**:

(Note 註 16) **Name in Chinese 中文名稱**:

(Note 註 17) **Address 地址**: | Country 國家:

(*'Care of' addresses are not acceptable「轉交」地址恕不接受*)

(Note 註 13) **E-mail Address 電郵地址**:

**Company Number 公司編號**
(*Only applicable to body corporate registered in Hong Kong*)
(*只適用於在香港註冊的法人團體*)

**Date of Appointment 委任日期**: DD 日 / MM 月 / YYYY 年

(Note 註 15) **Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment**
請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事 ☐ **Yes 是** ☐ **No 否**

**This Notification includes** 0 **Continuation Sheet(s) A,** 0 **Continuation Sheet(s) B and** 0 **Continuation Sheet(s) C.**

本通知書包括 ______ 張續頁 A、______ 張續頁 B 及 ______ 張續頁 C。

Signed 簽署 : [signature]

Name 姓名 : LAU WAI MING RAYMOND

~~Director~~／Secretary／~~Manager~~／
~~Authorized Representative~~*
董事／秘書／經理／授權代表*

Date 日期 : 26 MAY 2009
DD 日 / MM 月 / YYYY 年

* *Delete whichever does not apply 請刪去不適用者*

CR

Companies Registry
公 司 註 冊 處

# Notification of Change of Authorized Representative of a Non-Hong Kong Company
# 非香港公司 授權代表更改通知書

(Companies Ordinance s. 335(1)(b) & (c))
(《公司條例》第 335(1)(b) & (c) 條)

Form 表格 **N8**

**Important Notes 重要事項**

- Please read the accompanying notes before completing this form. Please print in black ink.
- 填表前請參閱《填表須知》。請用黑色墨水列印。

**Company Number 公司編號**

F6726

(Note 註 5) **1 Company Name 公司名稱**

e-Kong Group Limited

**2 Details of Change 更改詳情**

**A. Particulars of Authorized Representative Resigning or Ceasing to Act**
**辭職或離任授權代表的資料**

*(Use Continuation Sheet A if more than 1 authorized representative is involved 如涉及超過一名授權代表，請用續頁 A 填報)*

**Name of Individual 個人的姓名**

| Surname in English 英文姓氏 | Other Names in English 英文名字 | Name in Chinese 中文姓名 |
|---|---|---|
| LIM | SHYANG GUEY | |

(Note 註 6) **Identification 身份證明**

| HK Identity Card Number 香港身份證號碼 | Overseas Passport Number 海外護照號碼 |
|---|---|
| P924468(2) | NIL |

**OR 或**

**English and Chinese Names of Firm of Solicitors, Solicitor Corporation or Firm or Corporation of Certified Public Accountants (Practising)**
**律師或執業會計師商號或法團的英文及中文名稱**

(Note 註 7) **Date of Resignation or Cessation 辭職或離任日期**

| DD 日 | MM 月 | YYYY 年 |
|---|---|---|
| 12 | 08 | 2009 |

(Note 註 3) **Presentor's Reference 提交人的資料**

Name 姓名: e-KONG Group Limited

Address 地址: 3705 Gloucester Tower
The Landmark
15 Queen's Road Central, HK

Tel 電話: 2801 7188 Fax 傳真: 2801 7238

E-mail Address 電郵地址:

Reference 檔號:

**For Official Use 請勿填寫本欄**

CR
收件日期 RECEIVED
20 AUG 2009
文件管理組
Document Management Section

Specification No. 2/2007 (Dec. 2007)
指明編號 2/2007 (2007 年 12 月)

Form 表格 **N8**

**Company Number 公司編號** F6726

## 2 Details of Change 更改詳情 (cont'd 續上頁)

(Note 註 8) **B. Particulars of Authorized Representative Appointed 獲委任的授權代表的資料**

### I. Individual Appointed as Authorized Representative 以個人身份獲委任的授權代表

*(Use Continuation Sheet B if more than 1 authorized representative is appointed 如委任超過一名授權代表，請用續頁 B 填報)*

**Name in English 英文姓名**

| Surname 姓氏 | Other Names 名字 |
|---|---|
| LAU | WAI MING RAYMOND |

**Name in Chinese 中文姓名**

**Hong Kong Address 香港地址**
FLAT C, 21/F., CELESTIAL MANSION, SIENA TWO,
DISCOVERY BAY, LANTAU ISLAND, HONG KONG

*('Care of' addresses and post office box numbers are not acceptable「轉交」地址及郵政信箱號碼恕不接受)*

(Note 註 9) **E-mail Address 電郵地址**

(Note 註 10) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: D808576(6)

b Overseas Passport 海外護照

| Issuing Country 簽發國家 | Number 號碼 |
|---|---|
| NIL | NIL |

**Date of Appointment 委任日期**

| DD 日 | MM 月 | YYYY 年 |
|---|---|---|
| 12 | 08 | 2009 |

### II. Authorized Representative Other Than Individual 以非個人身份擔任授權代表

*(Use Continuation Sheet B if more than 1 authorized representative is appointed 如委任超過一名授權代表，請用續頁 B 填報)*

*Please tick the relevant box 請在適用的空格內加 ✓ 號*

**Nature of the Firm or Corporation 商號或法團的性質**

☐ A firm of solicitors or a solicitor corporation 律師商號或法團

☐ A firm or corporation of certified public accountants (practising) 執業會計師商號或法團

**Name in English 英文名稱**

**Name in Chinese 中文名稱**

(Note 註 11) **Hong Kong Address 香港地址**

*('Care of' addresses and post office box numbers are not acceptable「轉交」地址及郵政信箱號碼恕不接受)*

(Note 註 9) **E-mail Address 電郵地址**

**Date of Appointment 委任日期**

| DD 日 | MM 月 | YYYY 年 |
|---|---|---|
| | | |

Form 表格 **N8**

Company Number 公司編號

F6726

## 2 Details of Change 更改詳情 (cont'd 續上頁)

### C. Change of Particulars of Authorized Representative 更改授權代表的資料

#### I. Change of Particulars of Individual Authorized Representative 更改屬個人身份的授權代表的資料

*(Use Continuation Sheet C if more than 1 authorized representative is involved 如涉及超過一名授權代表，請用續頁C填報)*

**(a) Identity of the Authorized Representative whose Particulars have Changed 更改資料的授權代表**

***Please state the relevant particulars currently registered with the Companies Registry 請填報現時在公司註冊處登記的有關資料***

**Name in English 英文姓名**

| Surname 姓氏 | Other Names 名字 |
|---|---|
| | |

**Name in Chinese 中文姓名**

(Note 註 12) **Identification 身份證明**

| HK Identity Card Number 香港身份證號碼 | Overseas Passport Number 海外護照號碼 |
|---|---|
| | |

(Note 註 13) **(b) Details of Change of Particulars of Individual Authorized Representative 屬個人身份的授權代表的資料更改詳情**

***Please complete item(s) with change(s) only 只需申報有更改的項目*** **Effective Date 生效日期**

**(i) Name in English 英文姓名**

| Surname 姓氏 | Other Names 名字 | DD 日 | MM 月 | YYYY 年 |
|---|---|---|---|---|
| | | | | |

**(ii) Name in Chinese 中文姓名**

DD 日 MM 月 YYYY 年

**(iii) Hong Kong Address 香港地址**

*('Care of' addresses and post office box numbers are not acceptable)*
*(「轉交」地址及郵政信箱號碼恕不接受)*

DD 日 MM 月 YYYY 年

(Note 註 14) **(iv) E-mail Address 電郵地址**

DD 日 MM 月 YYYY 年

**(v) Hong Kong Identity Card Number 香港身份證號碼**

DD 日 MM 月 YYYY 年

**(vi) Overseas Passport 海外護照**

| Issuing Country 簽發國家 | Number 號碼 | DD 日 | MM 月 | YYYY 年 |
|---|---|---|---|---|
| | | | | |

Form 表格 **N8**

Company Number 公司編號: F6726

## 2 Details of Change 更改詳情 (cont'd 續上頁)

### II. Change of Particulars of Firm of Solicitors, Solicitor Corporation or Firm or Corporation of Certified Public Accountants (Practising) Appointed as Authorized Representative
### 更改屬律師或執業會計師商號或法團的授權代表的資料

*(Use Continuation Sheet D if more than 1 authorized representative is involved 如涉及超過一名授權代表，請用續頁D填報)*

**(a) Identity of the Authorized Representative whose Particulars have Changed**
更改資料的授權代表

***Please state the relevant particulars currently registered with the Companies Registry***
*請填報現時在公司註冊處登記的有關資料*

Name in English 英文名稱:

Name in Chinese 中文名稱:

(Note 註 13) **(b) Details of Change of the Authorized Representative's Particulars**
授權代表的資料更改詳情

***Please complete item(s) with change(s) only 只需申報有更改的項目*** — Effective Date 生效日期

(i) Name in English and Chinese 英文及中文名稱: — DD 日 / MM 月 / YYYY 年

(ii) Hong Kong Address 香港地址: — DD 日 / MM 月 / YYYY 年

*('Care of' addresses and post office box numbers are not acceptable)*
*(「轉交」地址及郵政信箱號碼恕不接受)*

(Note 註 14) (iii) E-mail Address 電郵地址: — DD 日 / MM 月 / YYYY 年

This Notification includes 0 Continuation Sheet(s) A, 0 Continuation Sheet(s) B, 0 Continuation Sheet(s) C and 0 Continuation Sheet(s) D.
本通知書包括 ____ 張續頁 A、____ 張續頁 B、____ 張續頁 C 及 ____ 張續頁 D。

Signed 簽署 : [signature]

Name 姓名 : LAU WAI MING RAYMOND

Date 日期 : 20 AUG 2009 (DD 日 / MM 月 / YYYY 年)

~~Director~~ / Secretary / ~~Manager~~ / Authorized Representative*
董事／秘書／經理／授權代表*

* *Delete whichever does not apply 請刪去不適用者*

For Main Board and GEM listed issuers

HKEx 香港交易所



**Monthly Return of Equity Issuer on Movements in Securities**

**For the month ended (dd/mm/yyyy) :** 30/06/2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: e-KONG Group Limited
Date Submitted: 02/07/2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 524 Description : Ordinary Shares

| | No. of ordinary shares | Par value *(State currency)* | Authorised share capital *(State currency)* |
|---|---|---|---|
| Balance at close of preceding month | 12,000,000,000 | HKD0.01 | HKD120,000,000 |
| Increase/(decrease) | -- | | -- |
| Balance at close of the month | 12,000,000,000 | HKD0.01 | HKD120,000,000 |

(2) Stock code : -- Description : --

| | No. of ordinary shares | Par value *(State currency)* | Authorised share capital *(State currency)* |
|---|---|---|---|
| Balance at close of preceding month | -- | -- | -- |
| Increase/(decrease) | -- | | -- |
| Balance at close of the month | -- | -- | -- |

2. Preference Shares

Stock code : -- Description : --

| | No. of preference shares | Par value *(State currency)* | Authorised share capital *(State currency)* |
|---|---|---|---|
| Balance at close of preceding month | -- | -- | -- |
| Increase/(decrease) | -- | | -- |
| Balance at close of the month | -- | -- | -- |

3. Other Classes of Shares

Stock code : -- Description : --

| | No. of other classes of shares | Par value *(State currency)* | Authorised share capital *(State currency)* |
|---|---|---|---|
| Balance at close of preceding month | -- | -- | -- |
| Increase/(decrease) | -- | | -- |
| Balance at close of the month | -- | -- | -- |

Total authorised share capital at the end of the month *(State currency)* : HKD120,000,000

II. Movements in Issued Share Capital

| | No. of ordinary shares (1) | No. of ordinary shares (2) | No of preference shares | No. of other classes of shares |
|---|---|---|---|---|
| Balance at close of preceding month | 522,894,200 | -- | -- | -- |
| Increase/ (decrease) during the month | -- | -- | -- | -- |
| Balance at close of the month | 522,894,200 | -- | -- | -- |

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

| Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable | Movement during the month: Granted | Exercised | Cancelled | Lapsed | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|---|---|
| 1.-- ( / / ) shares (Note 1) | -- | -- | -- | -- | -- | -- |
| 2.-- ( / / ) shares (Note 1) | -- | -- | -- | -- | -- | -- |
| 3.-- ( / / ) shares (Note 1) | -- | -- | -- | -- | -- | -- |
| | | | | Total A. (Ordinary shares) | -- | |
| | | | | (Preference shares) | -- | |
| | | | | (Other class) | -- | |

Total funds raised during the month from exercise of options (State currency) --

Warrants to Issue Shares of the Issuer which are to be Listed

| Description of warrants (Date of expiry - dd/mm/yyyy) | Currency of nominal value | Nominal value at close of preceding month | Exercised during the month | Nominal value at close of the month | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|---|---|
| 1. -- ( / / ) | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) | ( / / ) | | | | | |
| 2. -- ( / / ) | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) | ( / / ) | | | | | |
| 3. -- ( / / ) | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) | ( / / ) | | | | | |
| 4. -- ( / / ) | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) | ( / / ) | | | | | |

Total B. (Ordinary shares) --
(Preference shares) --
(Other class) --

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

| Class and description | Currency of amount outstanding | Amount at close of preceding month | Converted during the month | Amount at close of the month | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|---|---|
| 1. -- | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy)) | ( / / ) | | | | | |
| 2. -- | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) | ( / / ) | | | | | |
| 3. -- | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) | ( / / ) | | | | | |
| 4. -- | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) | ( / / ) | | | | | |

Total C. (Ordinary shares) --

(Preference shares) --

(Other class) --

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

| Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable: | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|
| 1. -- ( / / ) shares *(Note 1)* | -- | -- |
| 2. -- ( / / ) shares *(Note 1)* | -- | -- |
| 3. -- ( / / ) shares *(Note 1)* | -- | -- |
| Total D. (Ordinary shares) | -- | |
| (Preference shares) | -- | |
| (Other class) | -- | |

Other Movements in Issued Share Capital

| Type of Issue | | | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|
| 1. Rights issue | At price : State currency ______ | Class of shares issuable *(Note 1)* N/A<br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | ______ | ______ |
| 2. Open offer | At price : State currency ______ | Class of shares issuable *(Note 1)* N/A<br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | ______ | ______ |
| 3. Placing | At price : State currency ______ | Class of shares issuable *(Note 1)* N/A<br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | ______ | ______ |
| 4. Bonus issue | | Class of shares issuable *(Note 1)* N/A<br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | ______ | ______ |

| Type of Issue | | | | | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|---|---|
| 5. Scrip dividend | At price : State currency ______ | Class of shares issuable *(Note 1)* | N/A | | | |
| | | Issue and allotment date : (dd/mm/yyyy) | ( / / ) | | | |
| | | EGM approval date: (dd/mm/yyyy) | ( / / ) | | ______ | ______ |
| 6. Repurchase of shares | | Class of shares repurchased *(Note 1)* | N/A | | | |
| | | Cancellation date : (dd/mm/yyyy) | ( / / ) | | | |
| | | EGM approval date: (dd/mm/yyyy) | ( / / ) | | ______ | ______ |
| 7. Redemption of shares | | Class of shares redeemed *(Note 1)* | N/A | | | |
| | | Redemption date : (dd/mm/yyyy) | ( / / ) | | | |
| | | EGM approval date: (dd/mm/yyyy) | ( / / ) | | ______ | ______ |
| 8. Consideration issue | At price : State currency ______ | Class of shares issuable *(Note 1)* | N/A | | | |
| | | Issue and allotment date : (dd/mm/yyyy) | ( / / ) | | | |
| | | EGM approval date: (dd/mm/yyyy) | ( / / ) | | ______ | ______ |

| Type of Issue | | | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|
| 9. Capital reorganisation | | Class of shares issuable (Note 1): N/A<br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | | |
| 10. Other (Please specify) | At price : State currency | Class of shares issuable (Note 1): N/A<br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | | |
| | | Total E. (Ordinary shares) | -- | |
| | | (Preference shares) | -- | |
| | | (Other class) | -- | |

| | | |
|---|---|---|
| Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E): | (1) | -- |
| | (2) | -- |
| Total increase / (decrease) in preference shares during the month (i.e. Total of A to E): | | -- |
| Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E): | | -- |

*(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)*

Remarks (if any):

Submitted by : Lau Wai Ming Raymond

Title : Company Secretary
(Director, Secretary or other duly authorised officer)

*Notes :*

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

香港交易所

**Monthly Return of Equity Issuer on Movements in Securities**

**For the month ended (dd/mm/yyyy) :** 31/07/2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: e-KONG Group Limited
Date Submitted: 03/08/2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 524 Description : Ordinary Shares

| | No. of ordinary shares | Par value *(State currency)* | Authorised share capital *(State currency)* |
|---|---|---|---|
| Balance at close of preceding month | 12,000,000,000 | HKD0.01 | HKD120,000,000 |
| Increase/(decrease) | -- | | -- |
| Balance at close of the month | 12,000,000,000 | HKD0.01 | HKD120,000,000 |

(2) Stock code : -- Description : --

| | No. of ordinary shares | Par value *(State currency)* | Authorised share capital *(State currency)* |
|---|---|---|---|
| Balance at close of preceding month | -- | -- | -- |
| Increase/(decrease) | -- | | -- |
| Balance at close of the month | -- | -- | -- |

2. Preference Shares

Stock code : -- Description : --

| | No. of preference shares | Par value *(State currency)* | Authorised share capital *(State currency)* |
|---|---|---|---|
| Balance at close of preceding month | -- | -- | -- |
| Increase/(decrease) | -- | | -- |
| Balance at close of the month | -- | -- | -- |

3. Other Classes of Shares

Stock code : -- Description : --

| | No. of other classes of shares | Par value *(State currency)* | Authorised share capital *(State currency)* |
|---|---|---|---|
| Balance at close of preceding month | -- | -- | -- |
| Increase/(decrease) | -- | | -- |
| Balance at close of the month | -- | -- | -- |

Total authorised share capital at the end of the month *(State currency)* : HKD120,000,000

## II. Movements in Issued Share Capital

| | No. of ordinary shares (1) | No. of ordinary shares (2) | No of preference shares | No. of other classes of shares |
|---|---|---|---|---|
| Balance at close of preceding month | 522,894,200 | -- | -- | -- |
| Increase/ (decrease) during the month | -- | -- | -- | -- |
| Balance at close of the month | 522,894,200 | -- | -- | -- |

## III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

| Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable | Movement during the month: Granted | Exercised | Cancelled | Lapsed | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|---|---|
| 1.-- ( / / ) shares (Note 1) | -- | -- | -- | -- | -- | -- |
| 2.-- ( / / ) shares (Note 1) | -- | -- | -- | -- | -- | -- |
| 3.-- ( / / ) shares (Note 1) | -- | -- | -- | -- | -- | -- |
| | | | | Total A. (Ordinary shares) | -- | |
| | | | | (Preference shares) | -- | |
| | | | | (Other class) | -- | |

Total funds raised during the month from exercise of options (State currency) --

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

| Description of warrants (Date of expiry - dd/mm/yyyy) | Currency of nominal value | Nominal value at close of preceding month | Exercised during the month | Nominal value at close of the month | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|---|---|
| 1. -- ( / / ) | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) ( / / ) | | | | | | |
| 2. -- ( / / ) | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) ( / / ) | | | | | | |
| 3. -- ( / / ) | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) ( / / ) | | | | | | |
| 4. -- ( / / ) | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) ( / / ) | | | | | | |

Total B. (Ordinary shares) --

(Preference shares) --

(Other class) --

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

| Class and description | Currency of amount outstanding | Amount at close of preceding month | Converted during the month | Amount at close of the month | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|---|---|
| 1. -- | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) ______<br>Class of shares issuable *(Note 1)* ______<br>Subscription price ______<br>EGM approval date (if applicable) (dd/mm/yyyy)) ( / / ) | | | | | | |
| 2. -- | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) ______<br>Class of shares issuable *(Note 1)* ______<br>Subscription price ______<br>EGM approval date (if applicable) (dd/mm/yyyy) ( / / ) | | | | | | |
| 3. -- | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) ______<br>Class of shares issuable *(Note 1)* ______<br>Subscription price ______<br>EGM approval date (if applicable) (dd/mm/yyyy) ( / / ) | | | | | | |
| 4. -- | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) ______<br>Class of shares issuable *(Note 1)* ______<br>Subscription price ______<br>EGM approval date (if applicable) (dd/mm/yyyy) ( / / ) | | | | | | |
| | | | | Total C. (Ordinary shares) | -- | |
| | | | | (Preference shares) | -- | |
| | | | | (Other class) | -- | |

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

| Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable: | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|
| 1. -- ( / / ) shares *(Note 1)* | -- | -- |
| 2. -- ( / / ) shares *(Note 1)* | -- | -- |
| 3. -- ( / / ) shares *(Note 1)* | -- | -- |
| Total D. (Ordinary shares) | -- | |
| (Preference shares) | -- | |
| (Other class) | -- | |

Other Movements in Issued Share Capital

| Type of Issue | | | | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|---|
| 1. Rights issue | At price : State currency ______ | Class of shares issuable *(Note 1)*<br>Issue and allotment date : (dd/mm/yyyy)<br>EGM approval date: (dd/mm/yyyy) | N/A<br>( / / )<br>( / / ) | ______ | ______ |
| 2. Open offer | At price : State currency ______ | Class of shares issuable *(Note 1)*<br>Issue and allotment date : (dd/mm/yyyy)<br>EGM approval date: (dd/mm/yyyy) | N/A<br>( / / )<br>( / / ) | ______ | ______ |
| 3. Placing | At price : State currency ______ | Class of shares issuable *(Note 1)*<br>Issue and allotment date : (dd/mm/yyyy)<br>EGM approval date: (dd/mm/yyyy) | N/A<br>( / / )<br>( / / ) | ______ | ______ |
| 4. Bonus issue | | Class of shares issuable *(Note 1)*<br>Issue and allotment date : (dd/mm/yyyy)<br>EGM approval date: (dd/mm/yyyy) | N/A<br>( / / )<br>( / / ) | ______ | ______ |

| Type of Issue | | | | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|---|
| 5. Scrip dividend | At price : State currency ______ | Class of shares issuable *(Note 1)* | N/A | ______ | ______ |
| | | Issue and allotment date : (dd/mm/yyyy) | ( / / ) | | |
| | | EGM approval date: (dd/mm/yyyy) | ( / / ) | | |
| 6. Repurchase of shares | | Class of shares repurchased *(Note 1)* | N/A | ______ | ______ |
| | | Cancellation date : (dd/mm/yyyy) | ( / / ) | | |
| | | EGM approval date: (dd/mm/yyyy) | ( / / ) | | |
| 7. Redemption of shares | | Class of shares redeemed *(Note 1)* | N/A | ______ | ______ |
| | | Redemption date : (dd/mm/yyyy) | ( / / ) | | |
| | | EGM approval date: (dd/mm/yyyy) | ( / / ) | | |
| 8. Consideration issue | At price : State currency ______ | Class of shares issuable *(Note 1)* | N/A | ______ | ______ |
| | | Issue and allotment date : (dd/mm/yyyy) | ( / / ) | | |
| | | EGM approval date: (dd/mm/yyyy) | ( / / ) | | |

| Type of Issue | | | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|
| 9. Capital reorganisation | | Class of shares issuable (*Note 1*) N/A<br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | | |
| 10. Other (Please specify) | At price : State currency | Class of shares issuable (*Note 1*) N/A<br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | | |
| | | Total E. (Ordinary shares) | -- | |
| | | (Preference shares) | -- | |
| | | (Other class) | -- | |

| | | |
|---|---|---|
| Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E): | (1) | -- |
| | (2) | -- |
| Total increase / (decrease) in preference shares during the month (i.e. Total of A to E): | | -- |
| Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E): | | -- |

*(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)*

Remarks (if any):

Submitted by : Lau Wai Ming Raymond

Title : Company Secretary

(Director, Secretary or other duly authorised officer)

*Notes :*

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

香港交易所

**Monthly Return of Equity Issuer on Movements in Securities**

**For the month ended (dd/mm/yyyy) :** 31/08/2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer e-KONG Group Limited
Date Submitted 03/09/2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 524 Description : Ordinary Shares

| | No. of ordinary shares | Par value *(State currency)* | Authorised share capital *(State currency)* |
|---|---|---|---|
| Balance at close of preceding month | 12,000,000,000 | HKD0.01 | HKD120,000,000 |
| Increase/(decrease) | -- | | -- |
| Balance at close of the month | 12,000,000,000 | HKD0.01 | HKD120,000,000 |

(2) Stock code : -- Description : --

| | No. of ordinary shares | Par value *(State currency)* | Authorised share capital *(State currency)* |
|---|---|---|---|
| Balance at close of preceding month | -- | -- | -- |
| Increase/(decrease) | -- | | -- |
| Balance at close of the month | -- | -- | -- |

2. Preference Shares

Stock code : -- Description : --

| | No. of preference shares | Par value *(State currency)* | Authorised share capital *(State currency)* |
|---|---|---|---|
| Balance at close of preceding month | -- | -- | -- |
| Increase/(decrease) | -- | | -- |
| Balance at close of the month | -- | -- | -- |

3. Other Classes of Shares

Stock code : -- Description : --

| | No. of other classes of shares | Par value *(State currency)* | Authorised share capital *(State currency)* |
|---|---|---|---|
| Balance at close of preceding month | -- | -- | -- |
| Increase/(decrease) | -- | | -- |
| Balance at close of the month | -- | -- | -- |

Total authorised share capital at the end of the month *(State currency)* : HKD120,000,000

II. Movements in Issued Share Capital

| | No. of ordinary shares (1) | No. of ordinary shares (2) | No of preference shares | No. of other classes of shares |
|---|---|---|---|---|
| Balance at close of preceding month | 522,894,200 | -- | -- | -- |
| Increase/ (decrease) during the month | -- | -- | -- | -- |
| Balance at close of the month | 522,894,200 | -- | -- | -- |

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

| Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable | Movement during the month: Granted | Exercised | Cancelled | Lapsed | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|---|---|
| 1.-- ( / / ) shares (Note 1) | -- | -- | -- | -- | -- | -- |
| 2.-- ( / / ) shares (Note 1) | -- | -- | -- | -- | -- | -- |
| 3.-- ( / / ) shares (Note 1) | -- | -- | -- | -- | -- | -- |
| | | | | Total A. (Ordinary shares) | -- | |
| | | | | (Preference shares) | -- | |
| | | | | (Other class) | -- | |

Total funds raised during the month from exercise of options (State currency) --

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

| Description of warrants (Date of expiry - dd/mm/yyyy) | Currency of nominal value | Nominal value at close of preceding month | Exercised during the month | Nominal value at close of the month | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|---|---|
| 1. -- ( / / ) | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) | ( / / ) | | | | | |
| 2. -- ( / / ) | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) | ( / / ) | | | | | |
| 3. -- ( / / ) | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) | ( / / ) | | | | | |
| 4. -- ( / / ) | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) | ( / / ) | | | | | |

Total B. (Ordinary shares) --

(Preference shares) --

(Other class) --

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

| Class and description | Currency of amount outstanding | Amount at close of preceding month | Converted during the month | Amount at close of the month | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|---|---|
| 1. -- | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy)) | ( / / ) | | | | | |
| 2. -- | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) | ( / / ) | | | | | |
| 3. -- | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) | ( / / ) | | | | | |
| 4. -- | -- | -- | -- | -- | -- | -- |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) | ( / / ) | | | | | |

Total C. (Ordinary shares) --

(Preference shares) --

(Other class) --

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

| Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable: | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|
| 1. -- ( / / ) shares *(Note 1)* | -- | -- |
| 2. -- ( / / ) shares *(Note 1)* | -- | -- |
| 3. -- ( / / ) shares *(Note 1)* | -- | -- |
| Total D. (Ordinary shares) | -- | |
| (Preference shares) | -- | |
| (Other class) | -- | |

Other Movements in Issued Share Capital

| Type of Issue | | | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|
| 1. Rights issue | At price : State currency ______ | Class of shares issuable *(Note 1)* N/A<br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | ______ | ______ |
| 2. Open offer | At price : State currency ______ | Class of shares issuable *(Note 1)* N/A<br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | ______ | ______ |
| 3. Placing | At price : State currency ______ | Class of shares issuable *(Note 1)* N/A<br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | ______ | ______ |
| 4. Bonus issue | | Class of shares issuable *(Note 1)* N/A<br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | ______ | ______ |

| Type of Issue | | | | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|---|
| 5. Scrip dividend | At price : State currency ______ | Class of shares issuable *(Note 1)*<br>Issue and allotment date : (dd/mm/yyyy)<br>EGM approval date: (dd/mm/yyyy) | N/A<br>( / / )<br>( / / ) | ______ | ______ |
| 6. Repurchase of shares | | Class of shares repurchased *(Note 1)*<br>Cancellation date : (dd/mm/yyyy)<br>EGM approval date: (dd/mm/yyyy) | N/A<br>( / / )<br>( / / ) | ______ | ______ |
| 7. Redemption of shares | | Class of shares redeemed *(Note 1)*<br>Redemption date : (dd/mm/yyyy)<br>EGM approval date: (dd/mm/yyyy) | N/A<br>( / / )<br>( / / ) | ______ | ______ |
| 8. Consideration issue | At price : State currency ______ | Class of shares issuable *(Note 1)*<br>Issue and allotment date : (dd/mm/yyyy)<br>EGM approval date: (dd/mm/yyyy) | N/A<br>( / / )<br>( / / ) | ______ | ______ |

| Type of Issue | | | | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|---|
| 9. Capital reorganisation | | Class of shares issuable *(Note 1)* | N/A | | |
| | | Issue and allotment date : (dd/mm/yyyy) | ( / / ) | | |
| | | EGM approval date: (dd/mm/yyyy) | ( / / ) | | |
| 10. Other (Please specify) | At price : State currency ______ | Class of shares issuable *(Note 1)* | N/A | | |
| | | Issue and allotment date : (dd/mm/yyyy) | ( / / ) | | |
| | | EGM approval date: (dd/mm/yyyy) | ( / / ) | | |
| | | Total E. | (Ordinary shares) | -- | |
| | | | (Preference shares) | -- | |
| | | | (Other class) | -- | |

| | | |
|---|---|---|
| Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E): | (1) | -- |
| | (2) | -- |
| Total increase / (decrease) in preference shares during the month (i.e. Total of A to E): | | -- |
| Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E): | | -- |

*(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)*

Remarks (if any):

Submitted by : Lau Wai Ming Raymond

Title : Company Secretary
(Director, Secretary or other duly authorised officer)

*Notes :*

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

FORM 3 A

# DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

## Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

*Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :*

*(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;*

*(ii) Changes in the nature of his interest in such shares; and*

*(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).*

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.***

| | | |
|---|---|---|
| **1. Name of listed corporation** E-KONG GROUP LIMITED | | |
| **2. Stock code** | 524 | **4. Number of issued shares in class** 522,894,200 |
| **3. Class of shares** | ORDINARY | |

| | | |
|---|---|---|
| **5. Name of Director (English) as printed on HKID/Passport** SIEMENS (Surname) | RICHARD JOHN (Other names) | **8. Name of Director (Chinese)** 衛斯文 |
| **6. HKID/Passport No.** K674811(2) | **Country of issue of Passport** | **9. Chinese Character Code** 589824482429 |
| **7. Address of Director** NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG | | **10. Daytime tel. No.** 28017188 |
| | | **11. e-mail address** |

**12. Date of relevant event**

| 16 | 6 | 2009 |
|---|---|---|
| (day) | (month) | (year) |

**13. Date when director became aware of the relevant event/ interest in the shares (if later)**

| | | |
|---|---|---|
| (day) | (month) | (year) |

**14. Details of relevant event**

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) | | Number of shares bought/sold or involved | Currency of transaction | On Exchange | | Off Exchange | |
|---|---|---|---|---|---|---|---|---|---|
| | | Before relevant event | After relevant event | | | Highest price per share | Average price per share | Average consideration per share | Consideration Code (see Table 3) |
| Long position | 121 | | 205 | 10,000 | HKD | 0.400 | 0.400 | | |
| Short position | | | | | | | | | |

**15. Total shares in listed corporation immediately before the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,790,200 | 22.34 |
| Short position | | |

**16. Total shares in listed corporation immediately after the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,800,200 | 22.34 |
| Short position | | |

**17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**18. Further information in respect of derivative interests in listed corporation**

| | Code describing derivatives (see Table 4) | Exercise period (dd/mm/yyyy) | | Consideration - if derivatives granted by listed corporation | | | Number of shares |
|---|---|---|---|---|---|---|---|
| | | Begins | Ends | Price for grant | Exercise price | Price on assignment | |
| Long position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| Short position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |

**19. Further information in relation to interests of children under 18 and/or spouse**

| Name of child/spouse | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**20. Further information in relation to interests of corporations controlled by Director**

| Name of corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short position |
| SIEMENS ENTERPRISES LIMITED | 6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG) | SIEMENS, RICHARD JOHN | 100.00 | Y | 16,800,000 | |
| GOLDSTONE TRADING LIMITED | EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS) | SIEMENS, RICHARD JOHN | 100.00 | Y | 100,000,200 | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

**21. Further information in relation to interests held by Director jointly with another person**

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - | | |
| | | - Select - | | |
| | | - Select - | | |

**23. Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)**

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | | |
| | | |
| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | |

**24. Date of filing this Form 3A**

| 17 | 6 | 2009 |
|---|---|---|
| (day) | (month) | (year) |

**25. Number of continuation sheets** 0

**26. Number of attachments** 0

**Form 3A.**

**FORM 3 A**

# DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

## Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

*Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :*

*(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;*

*(ii) Changes in the nature of his interest in such shares; and*

*(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).*

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.***

| **1. Name of listed corporation** | | |
|---|---|---|
| E-KONG GROUP LIMITED | | |
| **2. Stock code** | 524 | **4. Number of issued shares in class** |
| **3. Class of shares** | ORDINARY | 522,894,200 |

| **5. Name of Director (English) as printed on HKID/Passport** | | **8. Name of Director (Chinese)** |
|---|---|---|
| SIEMENS | RICHARD JOHN | 衛斯文 |
| (Surname) | (Other names) | |
| **6. HKID/Passport No.** | **Country of issue of Passport** | **9. Chinese Character Code** |
| K674811(2) | | 589824482429 |
| **7. Address of Director** | | **10. Daytime tel. No.** |
| NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG | | 28017188 |
| | | **11. e-mail address** |
| | | |

**12. Date of relevant event**

| 6 | 7 | 2009 |
|---|---|---|
| (day) | (month) | (year) |

**13. Date when director became aware of the *relevant event/ interest in the shares (if later)***

| | | |
|---|---|---|
| (day) | (month) | (year) |

**14. Details of relevant event**

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) | | Number of shares bought/sold or involved | Currency of transaction | On Exchange | | Off Exchange | |
|---|---|---|---|---|---|---|---|---|---|
| | | Before relevant event | After relevant event | | | Highest price per share | Average price per share | Average consideration per share | Consideration Code (see Table 3) |
| Long position | 121 | | 205 | 10,000 | HKD | 0.400 | 0.400 | | |
| Short position | | | | | | | | | |

**15. Total shares in listed corporation immediately before the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,800,200 | 22.34 |
| Short position | | |

**16. Total shares in listed corporation immediately after the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,810,200 | 22.34 |
| Short position | | |

**17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**18. Further information in respect of derivative interests in listed corporation**

| | Code describing derivatives (see Table 4) | Exercise period (dd/mm/yyyy) | | Consideration - if derivatives granted by listed corporation | | | Number of shares |
|---|---|---|---|---|---|---|---|
| | | Begins | Ends | Price for grant | Exercise price | Price on assignment | |
| Long position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| Short position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |

**19. Further information in relation to interests of children under 18 and/or spouse**

| Name of child/spouse | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**20. Further information in relation to interests of corporations controlled by Director**

| Name of corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short position |
| SIEMENS ENTERPRISES LIMITED | 6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG) | SIEMENS, RICHARD JOHN | 100.00 | Y | 16,810,000 | |
| GOLDSTONE TRADING LIMITED | EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS) | SIEMENS, RICHARD JOHN | 100.00 | Y | 100,000,200 | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

**21. Further information in relation to interests held by Director jointly with another person**

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - | | |
| | | - Select - | | |
| | | - Select - | | |

**23. Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)**

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | | |
| | | |
| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | |

**24. Date of filing this Form 3A**

| 7 | 7 | 2009 |
|---|---|---|
| (day) | (month) | (year) |

**25. Number of continuation sheets** 0

**26. Number of attachments** 0

**Form 3A.**

**FORM 3 A**

AMENDED

# DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

## Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

*Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :*

*(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;*

*(ii) Changes in the nature of his interest in such shares; and*

*(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).*

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.***

| | | |
|---|---|---|
| **1. Name of listed corporation** E-KONG GROUP LIMITED | | |
| **2. Stock code** | 524 | **4. Number of issued shares in class** 522,894,200 |
| **3. Class of shares** | ORDINARY | |

| | | |
|---|---|---|
| **5. Name of Director (English) as printed on HKID/Passport** | | **8. Name of Director (Chinese)** |
| SIEMENS (Surname) | RICHARD JOHN (Other names) | 衛斯文 |
| **6. HKID/Passport No.** K674811(2) | **Country of issue of Passport** | **9. Chinese Character Code** 589824482429 |
| **7. Address of Director** NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG | | **10. Daytime tel. No.** 28017188 |
| | | **11. e-mail address** |

**12. Date of relevant event**

| 9* | 7 | 2009 |
|---|---|---|
| (day) | (month) | (year) |

**13. Date when director became aware of the relevant event/ interest in the shares (if later)**

| | | |
|---|---|---|
| (day) | (month) | (year) |

**14. Details of relevant event**

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) | | Number of shares bought/sold or involved | Currency of transaction | On Exchange | | Off Exchange | |
|---|---|---|---|---|---|---|---|---|---|
| | | Before relevant event | After relevant event | | | Highest price per share | Average price per share | Average consideration per share | Consideration Code (see Table 3) |
| Long position | 121 | | 205 | 20,000 | HKD | 0.445 | 0.430 | | |
| Short position | | | | | | | | | |

**15. Total shares in listed corporation immediately before the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,810,200 | 22.34 |
| Short position | | |

**16. Total shares in listed corporation immediately after the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,830,200 | 22.34 |
| Short position | | |

**17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**18. Further information in respect of derivative interests in listed corporation**

| | Code describing derivatives (see Table 4) | Exercise period (dd/mm/yyyy) | | Consideration - if derivatives granted by listed corporation | | | Number of shares |
|---|---|---|---|---|---|---|---|
| | | Begins | Ends | Price for grant | Exercise price | Price on assignment | |
| Long position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| Short position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |

**19. Further information in relation to interests of children under 18 and/or spouse**

| Name of child/spouse | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**20. Further information in relation to interests of corporations controlled by Director**

| Name of corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short position |
| SIEMENS ENTERPRISES LIMITED | 6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG) | SIEMENS, RICHARD JOHN | 100.00 | Y | 16,830,000 | |
| GOLDSTONE TRADING LIMITED | EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS) | SIEMENS, RICHARD JOHN | 100.00 | Y | 100,000,200 | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

**21. Further information in relation to interests held by Director jointly with another person**

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - | | |
| | | - Select - | | |
| | | - Select - | | |

**23. Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)**

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | | |
| | | |
| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | |

**24. Date of filing this Form 3A**

| 10 | 7 | 2009 |
|---|---|---|
| (day) | (month) | (year) |

**25. Number of continuation sheets** 0

**26. Number of attachments** 0

Form 3A.

FORM 3 A

# DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

**Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)**

*Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :*

*(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;*

*(ii) Changes in the nature of his interest in such shares; and*

*(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).*

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.***

| | | |
|---|---|---|
| **1. Name of listed corporation** | | |
| E-KONG GROUP LIMITED | | |
| **2. Stock code** | 524 | **4. Number of issued shares in class** |
| **3. Class of shares** | ORDINARY | 522,894,200 |

| | | |
|---|---|---|
| **5. Name of Director (English) as printed on HKID/Passport** | | **8. Name of Director (Chinese)** |
| SIEMENS | RICHARD JOHN | 衛斯文 |
| (Surname) | (Other names) | |
| **6. HKID/Passport No.** | **Country of issue of Passport** | **9. Chinese Character Code** |
| K674811(2) | | 589824482429 |
| **7. Address of Director** | | **10. Daytime tel. No.** |
| NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG | | 28017188 |
| | | **11. e-mail address** |
| | | |

**12. Date of relevant event**

| | | |
|---|---|---|
| 15 | 7 | 2009 |
| (day) | (month) | (year) |

**13. Date when director became aware of the relevant event/ interest in the shares (if later)**

| | | |
|---|---|---|
| | | |
| (day) | (month) | (year) |

**14. Details of relevant event**

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) | | Number of shares bought/sold or involved | Currency of transaction | On Exchange | | Off Exchange | |
|---|---|---|---|---|---|---|---|---|---|
| | | Before relevant event | After relevant event | | | Highest price per share | Average price per share | Average consideration per share | Consideration Code (see Table 3) |
| Long position | 121 | | 205 | 20,000 | HKD | 0.435 | 0.428 | | |
| Short position | | | | | | | | | |

**15. Total shares in listed corporation immediately before the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,830,200 | 22.34 |
| Short position | | |

**16. Total shares in listed corporation immediately after the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,850,200 | 22.35 |
| Short position | | |

**17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**18. Further information in respect of derivative interests in listed corporation**

| | Code describing derivatives (see Table 4) | Exercise period (dd/mm/yyyy) | | Consideration - if derivatives granted by listed corporation | | | Number of shares |
|---|---|---|---|---|---|---|---|
| | | Begins | Ends | Price for grant | Exercise price | Price on assignment | |
| Long position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| Short position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |

## 19. Further information in relation to interests of children under 18 and/or spouse

| Name of child/spouse | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

## 20. Further information in relation to interests of corporations controlled by Director

| Name of corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short position |
| SIEMENS ENTERPRISES LIMITED | 6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG) | SIEMENS, RICHARD JOHN | 100.00 | Y | 16,850,000 | |
| GOLDSTONE TRADING LIMITED | EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS) | SIEMENS, RICHARD JOHN | 100.00 | Y | 100,000,200 | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

21. **Further information in relation to interests held by Director jointly with another person**

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - | | |
| | | - Select - | | |
| | | - Select - | | |

23. **Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)**

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | | |
| | | |
| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | |

**24. Date of filing this Form 3A**

| 16 | 7 | 2009 |
|---|---|---|
| (day) | (month) | (year) |

**25. Number of continuation sheets** 0

**Form 3A.**

**26. Number of attachments** 0

FORM 3 A

# DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

## Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

*Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :*

*(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;*

*(ii) Changes in the nature of his interest in such shares; and*

*(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).*

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.***

| | | |
|---|---|---|
| **1. Name of listed corporation** | | |
| E-KONG GROUP LIMITED | | |
| **2. Stock code** | 524 | **4. Number of issued shares in class** |
| **3. Class of shares** | ORDINARY | 522,894,200 |

| | | |
|---|---|---|
| **5. Name of Director (English) as printed on HKID/Passport** | | **8. Name of Director (Chinese)** |
| SIEMENS | RICHARD JOHN | 衛斯文 |
| (Surname) | (Other names) | |
| **6. HKID/Passport No.** | **Country of issue of Passport** | **9. Chinese Character Code** |
| K674811(2) | | 589824482429 |
| **7. Address of Director** | | **10. Daytime tel. No.** |
| NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG | | 28017188 |
| | | **11. e-mail address** |
| | | |

**12. Date of relevant event**

| 17 | 7 | 2009 |
|---|---|---|
| (day) | (month) | (year) |

**13. Date when director became aware of the relevant event/ interest in the shares (if later)**

| | | |
|---|---|---|
| (day) | (month) | (year) |

**14. Details of relevant event**

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) | | Number of shares bought/sold or involved | Currency of transaction | On Exchange | | Off Exchange | |
|---|---|---|---|---|---|---|---|---|---|
| | | Before relevant event | After relevant event | | | Highest price per share | Average price per share | Average consideration per share | Consideration Code (see Table 3) |
| Long position | 121 | | 205 | 20,000 | HKD | 0.445 | 0.443 | | |
| Short position | | | | | | | | | |

**15. Total shares in listed corporation immediately before the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,850,200 | 22.35 |
| Short position | | |

**16. Total shares in listed corporation immediately after the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,870,200 | 22.35 |
| Short position | | |

**17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**18. Further information in respect of derivative interests in listed corporation**

| | Code describing derivatives (see Table 4) | Exercise period (dd/mm/yyyy) | | Consideration - if derivatives granted by listed corporation | | | Number of shares |
|---|---|---|---|---|---|---|---|
| | | Begins | Ends | Price for grant | Exercise price | Price on assignment | |
| Long position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| Short position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |

19. Further information in relation to interests of children under 18 and/or spouse

| Name of child/spouse | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

20. Further information in relation to interests of corporations controlled by Director

| Name of corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short position |
| SIEMENS ENTERPRISES LIMITED | 6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG) | SIEMENS, RICHARD JOHN | 100.00 | Y | 16,870,000 | |
| GOLDSTONE TRADING LIMITED | EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS) | SIEMENS, RICHARD JOHN | 100.00 | Y | 100,000,200 | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

**21. Further information in relation to interests held by Director jointly with another person**

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - | | |
| | | - Select - | | |
| | | - Select - | | |

**23. Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)**

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | | |
| | | |
| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | |

**24. Date of filing this Form 3A**

| 17 | 7 | 2009 |
|---|---|---|
| (day) | (month) | (year) |

**25. Number of continuation sheets** 0

**26. Number of attachments** 0

Form 3A.

**FORM 3 A**

# DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

**Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)**

*Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :*

*(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;*

*(ii) Changes in the nature of his interest in such shares; and*

*(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).*

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.***

| | | |
|---|---|---|
| **1. Name of listed corporation** | | |
| E-KONG GROUP LIMITED | | |
| **2. Stock code** | 524 | **4. Number of issued shares in class** |
| **3. Class of shares** | ORDINARY | 522,894,200 |

| | | |
|---|---|---|
| **5. Name of Director (English) as printed on HKID/Passport** | | **8. Name of Director (Chinese)** |
| SIEMENS (Surname) | RICHARD JOHN (Other names) | 衛斯文 |
| **6. HKID/Passport No.** | **Country of issue of Passport** | **9. Chinese Character Code** |
| K674811(2) | | 589824482429 |
| **7. Address of Director** | | **10. Daytime tel. No.** |
| NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG | | 28017188 |
| | | **11. e-mail address** |
| | | |

**12. Date of relevant event**

| | | |
|---|---|---|
| 20 | 7 | 2009 |
| (day) | (month) | (year) |

**13. Date when director became aware of the relevant event/ interest in the shares (if later)**

| | | |
|---|---|---|
| | | |
| (day) | (month) | (year) |

**14. Details of relevant event**

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) | | Number of shares bought/sold or involved | Currency of transaction | On Exchange | | Off Exchange | |
|---|---|---|---|---|---|---|---|---|---|
| | | Before relevant event | After relevant event | | | Highest price per share | Average price per share | Average consideration per share | Consideration Code (see Table 3) |
| Long position | 121 | | 205 | 20,000 | HKD | 0.490 | 0.488 | | |
| Short position | | | | | | | | | |

**15. *Total shares in listed corporation immediately before the relevant event***

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,870,200 | 22.35 |
| Short position | | |

**16. *Total shares in listed corporation immediately after the relevant event***

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,890,200 | 22.35 |
| Short position | | |

**17. *Capacity in which interests disclosed in Box 16 are held* (required for Initial Notification only)**

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**18. Further information in respect of derivative interests in listed corporation**

| | Code describing derivatives (see Table 4) | Exercise period (dd/mm/yyyy) | | Consideration - if derivatives granted by listed corporation | | | Number of shares |
|---|---|---|---|---|---|---|---|
| | | Begins | Ends | Price for grant | Exercise price | Price on assignment | |
| Long position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| Short position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |

**19. Further information in relation to interests of children under 18 and/or spouse**

| Name of child/spouse | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**20. Further information in relation to interests of corporations controlled by Director**

| Name of corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short position |
| SIEMENS ENTERPRISES LIMITED | 6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG) | SIEMENS, RICHARD JOHN | 100.00 | Y | 16,890,000 | |
| GOLDSTONE TRADING LIMITED | EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS) | SIEMENS, RICHARD JOHN | 100.00 | Y | 100,000,200 | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

**21. Further information in relation to interests held by Director jointly with another person**

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - | | |
| | | - Select - | | |
| | | - Select - | | |

**23. Further information from a party to an agreement under Section 317** ***( Please see Notes for further information required)***

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | | |
| | | |
| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | |

***24. Date of filing this Form 3A***

| 21 | 7 | 2009 |
|---|---|---|
| (day) | (month) | (year) |

**25. Number of continuation sheets** 0

**26. Number of attachments** 0

**Form 3A.**

FORM 3 A

# DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

## Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

*Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :*

*(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;*

*(ii) Changes in the nature of his interest in such shares; and*

*(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).*

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.***

| | | |
|---|---|---|
| **1. Name of listed corporation** | | |
| E-KONG GROUP LIMITED | | |
| **2. Stock code** | 524 | **4. Number of issued shares in class** |
| **3. Class of shares** | ORDINARY | 522,894,200 |

| | | |
|---|---|---|
| **5. Name of Director (English) as printed on HKID/Passport** | | **8. Name of Director (Chinese)** |
| SIEMENS (Surname) | RICHARD JOHN (Other names) | 衛斯文 |
| **6. HKID/Passport No.** | **Country of issue of Passport** | **9. Chinese Character Code** |
| K674811(2) | | 589824482429 |
| **7. Address of Director** | | **10. Daytime tel. No.** |
| NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG | | 28017188 |
| | | **11. e-mail address** |
| | | |

**12. Date of relevant event**

| 22 | 7 | 2009 |
|---|---|---|
| (day) | (month) | (year) |

**13. Date when director became aware of the relevant event/ interest in the shares (if later)**

| | | |
|---|---|---|
| (day) | (month) | (year) |

**14. Details of relevant event**

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) | | Number of shares bought/sold or involved | Currency of transaction | On Exchange | | Off Exchange | |
|---|---|---|---|---|---|---|---|---|---|
| | | Before relevant event | After relevant event | | | Highest price per share | Average price per share | Average consideration per share | Consideration Code (see Table 3) |
| Long position | 121 | | 205 | 10,000 | HKD | 0.490 | 0.490 | | |
| Short position | | | | | | | | | |

**15. Total shares in listed corporation immediately before the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,890,200 | 22.35 |
| Short position | | |

**16. Total shares in listed corporation immediately after the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,900,200 | 22.36 |
| Short position | | |

**17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**18. Further information in respect of derivative interests in listed corporation**

| | Code describing derivatives (see Table 4) | Exercise period (dd/mm/yyyy) | | Consideration - if derivatives granted by listed corporation | | | Number of shares |
|---|---|---|---|---|---|---|---|
| | | Begins | Ends | Price for grant | Exercise price | Price on assignment | |
| Long position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| Short position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |

**19. Further information in relation to interests of children under 18 and/or spouse**

| Name of child/spouse | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**20. Further information in relation to interests of corporations controlled by Director**

| Name of corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short position |
| SIEMENS ENTERPRISES LIMITED | 6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG) | SIEMENS, RICHARD JOHN | 100.00 | Y | 16,900,000 | |
| GOLDSTONE TRADING LIMITED | EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS) | SIEMENS, RICHARD JOHN | 100.00 | Y | 100,000,200 | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

**21. Further information in relation to interests held by Director jointly with another person**

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - | | |
| | | - Select - | | |
| | | - Select - | | |

**23. Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)**

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | | |
| | | |
| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | |

**24. Date of filing this Form 3A**

| 23 | 7 | 2009 |
|---|---|---|
| (day) | (month) | (year) |

**25. Number of continuation sheets** 0

**26. Number of attachments** 0

Form 3A.

**FORM 3 A**

## DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

**Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)**

*Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :*

*(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;*

*(ii) Changes in the nature of his interest in such shares; and*

*(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).*

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.***

| | | |
|---|---|---|
| **1. Name of listed corporation** | | |
| E-KONG GROUP LIMITED | | |
| **2. Stock code** | 524 | **4. Number of issued shares in class** |
| **3. Class of shares** | ORDINARY | 522,894,200 |

| | | |
|---|---|---|
| **5. Name of Director (English) as printed on HKID/Passport** | | **8. Name of Director (Chinese)** |
| SIEMENS | RICHARD JOHN | 衛斯文 |
| (Surname) | (Other names) | |
| **6. HKID/Passport No.** | **Country of issue of Passport** | **9. Chinese Character Code** |
| K674811(2) | | 589824482429 |
| **7. Address of Director** | | **10. Daytime tel. No.** |
| NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG | | 28017188 |
| | | **11. e-mail address** |
| | | |

**12. Date of relevant event**

| | | |
|---|---|---|
| 23 | 7 | 2009 |
| (day) | (month) | (year) |

**13. Date when director became aware of the relevant event/ interest in the shares (if later)**

| | | |
|---|---|---|
| | | |
| (day) | (month) | (year) |

**14. Details of relevant event**

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) | | Number of shares bought/sold or involved | Currency of transaction | On Exchange | | Off Exchange | |
|---|---|---|---|---|---|---|---|---|---|
| | | Before relevant event | After relevant event | | | Highest price per share | Average price per share | Average consideration per share | Consideration Code (see Table 3) |
| Long position | 121 | | 205 | 40,000 | HKD | 0.500 | 0.490 | | |
| Short position | | | | | | | | | |

**15. Total shares in listed corporation immediately before the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,900,200 | 22.36 |
| Short position | | |

**16. Total shares in listed corporation immediately after the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,940,200 | 22.36 |
| Short position | | |

**17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**18. Further information in respect of derivative interests in listed corporation**

| | Code describing derivatives (see Table 4) | Exercise period (dd/mm/yyyy) | | Consideration - if derivatives granted by listed corporation | | | Number of shares |
|---|---|---|---|---|---|---|---|
| | | Begins | Ends | Price for grant | Exercise price | Price on assignment | |
| Long position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| Short position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |

19. **Further information in relation to interests of children under 18 and/or spouse**

| Name of child/spouse | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

20. **Further information in relation to interests of corporations controlled by Director**

| Name of corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short position |
| SIEMENS ENTERPRISES LIMITED | 6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG) | SIEMENS, RICHARD JOHN | 100.00 | Y | 16,940,000 | |
| GOLDSTONE TRADING LIMITED | EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS) | SIEMENS, RICHARD JOHN | 100.00 | Y | 100,000,200 | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

**21. Further information in relation to interests held by Director jointly with another person**

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - | | |
| | | - Select - | | |
| | | - Select - | | |

**23. Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)**

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | | |
| | | |
| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | |

**24. Date of filing this Form 3A**

| 24 | 7 | 2009 |
|---|---|---|
| (day) | (month) | (year) |

**25. Number of continuation sheets** 0

**26. Number of attachments** 0

**Form 3A.**

FORM 3 A

# DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

## Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

*Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :*

*(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;*

*(ii) Changes in the nature of his interest in such shares; and*

*(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).*

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.***

| | | |
|---|---|---|
| **1. Name of listed corporation** | | |
| E-KONG GROUP LIMITED | | |
| **2. Stock code** | 524 | **4. Number of issued shares in class** |
| **3. Class of shares** | ORDINARY | 522,894,200 |

| | | |
|---|---|---|
| **5. Name of Director (English) as printed on HKID/Passport** | | **8. Name of Director (Chinese)** |
| SIEMENS | RICHARD JOHN | 衛斯文 |
| (Surname) | (Other names) | |
| **6. HKID/Passport No.** | **Country of issue of Passport** | **9. Chinese Character Code** |
| K674811(2) | | 589824482429 |
| **7. Address of Director** | | **10. Daytime tel. No.** |
| NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG | | 28017188 |
| | | **11. e-mail address** |
| | | |

**12. Date of relevant event**

| | | |
|---|---|---|
| 27 | 7 | 2009 |
| (day) | (month) | (year) |

**13. Date when director became aware of the relevant event/ interest in the shares (if later)**

| | | |
|---|---|---|
| | | |
| (day) | (month) | (year) |

**14. Details of relevant event**

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) | | Number of shares bought/sold or involved | Currency of transaction | On Exchange | | Off Exchange | |
|---|---|---|---|---|---|---|---|---|---|
| | | Before relevant event | After relevant event | | | Highest price per share | Average price per share | Average consideration per share | Consideration Code (see Table 3) |
| Long position | 121 | | 205 | 20,000 | HKD | 0.500 | 0.498 | | |
| Short position | | | | | | | | | |

**15. Total shares in listed corporation immediately before the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,940,200 | 22.36 |
| Short position | | |

**16. Total shares in listed corporation immediately after the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,960,200 | 22.37 |
| Short position | | |

**17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**18. Further information in respect of derivative interests in listed corporation**

| | Code describing derivatives (see Table 4) | Exercise period (dd/mm/yyyy) | | Consideration - if derivatives granted by listed corporation | | | Number of shares |
|---|---|---|---|---|---|---|---|
| | | Begins | Ends | Price for grant | Exercise price | Price on assignment | |
| Long position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| Short position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |

**19. Further information in relation to interests of children under 18 and/or spouse**

| Name of child/spouse | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**20. Further information in relation to interests of corporations controlled by Director**

| Name of corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short position |
| SIEMENS ENTERPRISES LIMITED | 6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG) | SIEMENS, RICHARD JOHN | 100.00 | Y | 16,960,000 | |
| GOLDSTONE TRADING LIMITED | EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS) | SIEMENS, RICHARD JOHN | 100.00 | Y | 100,000,200 | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

**21. Further information in relation to interests held by Director jointly with another person**

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - | | |
| | | - Select - | | |
| | | - Select - | | |

**23. Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)**

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | | |
| | | |
| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | |

**24. Date of filing this Form 3A**

| 28 | 7 | 2009 |
|---|---|---|
| (day) | (month) | (year) |

**25. Number of continuation sheets** 0

**26. Number of attachments** 0

**Form 3A.**

FORM 3 A

# DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

## Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

*Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :*

*(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;*

*(ii) Changes in the nature of his interest in such shares; and*

*(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).*

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.***

| | | |
|---|---|---|
| **1. Name of listed corporation** E-KONG GROUP LIMITED | | |
| **2. Stock code** | 524 | **4. Number of issued shares in class** 522,894,200 |
| **3. Class of shares** | ORDINARY | |

| | | |
|---|---|---|
| **5. Name of Director (English) as printed on HKID/Passport** SIEMENS (Surname) | RICHARD JOHN (Other names) | **8. Name of Director (Chinese)** 衛斯文 |
| **6. HKID/Passport No.** K674811(2) | **Country of issue of Passport** | **9. Chinese Character Code** 589824482429 |
| **7. Address of Director** NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG | | **10. Daytime tel. No.** 28017188 |
| | | **11. e-mail address** |

**12. Date of relevant event**

| | | |
|---|---|---|
| 28 | 7 | 2009 |
| (day) | (month) | (year) |

**13. Date when director became aware of the relevant event/ interest in the shares (if later)**

| | | |
|---|---|---|
| | | |
| (day) | (month) | (year) |

**14. Details of relevant event**

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) | | Number of shares bought/sold or involved | Currency of transaction | On Exchange | | Off Exchange | |
|---|---|---|---|---|---|---|---|---|---|
| | | Before relevant event | After relevant event | | | Highest price per share | Average price per share | Average consideration per share | Consideration Code (see Table 3) |
| Long position | 121 | | 205 | 10,000 | HKD | 0.470 | 0.470 | | |
| Short position | | | | | | | | | |

**15. Total shares in listed corporation immediately before the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,960,200 | 22.37 |
| Short position | | |

**16. Total shares in listed corporation immediately after the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,970,200 | 22.37 |
| Short position | | |

**17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**18. Further information in respect of derivative interests in listed corporation**

| | Code describing derivatives (see Table 4) | Exercise period (dd/mm/yyyy) | | Consideration - if derivatives granted by listed corporation | | | Number of shares |
|---|---|---|---|---|---|---|---|
| | | Begins | Ends | Price for grant | Exercise price | Price on assignment | |
| Long position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| Short position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |

**19. Further information in relation to interests of children under 18 and/or spouse**

| Name of child/spouse | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**20. Further information in relation to interests of corporations controlled by Director**

| Name of corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short position |
| SIEMENS ENTERPRISES LIMITED | 6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG) | SIEMENS, RICHARD JOHN | 100.00 | Y | 16,970,000 | |
| GOLDSTONE TRADING LIMITED | EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS) | SIEMENS, RICHARD JOHN | 100.00 | Y | 100,000,200 | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

**21. Further information in relation to interests held by Director jointly with another person**

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - | | |
| | | - Select - | | |
| | | - Select - | | |

**23. Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)**

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | | |
| | | |
| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | |

**24. Date of filing this Form 3A**

| 29 | 7 | 2009 |
|---|---|---|
| (day) | (month) | (year) |

**25. Number of continuation sheets** 0

**26. Number of attachments** 0

**Form 3A.**

FORM 3 A

# DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

## Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

*Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :*

*(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;*

*(ii) Changes in the nature of his interest in such shares; and*

*(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).*

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.***

| | | |
|---|---|---|
| **1. Name of listed corporation** E-KONG GROUP LIMITED | | |
| **2. Stock code** | 524 | **4. Number of issued shares in class** 522,894,200 |
| **3. Class of shares** | ORDINARY | |

| | | |
|---|---|---|
| **5. Name of Director (English) as printed on HKID/Passport** | | **8. Name of Director (Chinese)** |
| SIEMENS (Surname) | RICHARD JOHN (Other names) | 衛斯文 |
| **6. HKID/Passport No.** K674811(2) | **Country of issue of Passport** | **9. Chinese Character Code** 589824482429 |
| **7. Address of Director** NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG | | **10. Daytime tel. No.** 28017188 |
| | | **11. e-mail address** |

**12. Date of relevant event**

| | | |
|---|---|---|
| 3 | 8 | 2009 |
| (day) | (month) | (year) |

**13. Date when director became aware of the relevant event/ interest in the shares (if later)**

| | | |
|---|---|---|
| | | |
| (day) | (month) | (year) |

**14. Details of relevant event**

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) | | Number of shares bought/sold or involved | Currency of transaction | On Exchange | | Off Exchange | |
|---|---|---|---|---|---|---|---|---|---|
| | | Before relevant event | After relevant event | | | Highest price per share | Average price per share | Average consideration per share | Consideration Code (see Table 3) |
| Long position | 121 | | 205 | 10,000 | HKD | 0.475 | 0.475 | | |
| Short position | | | | | | | | | |

**15. Total shares in listed corporation immediately before the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,970,200 | 22.37 |
| Short position | | |

**16. Total shares in listed corporation immediately after the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,980,200 | 22.37 |
| Short position | | |

**17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**18. Further information in respect of derivative interests in listed corporation**

| | Code describing derivatives (see Table 4) | Exercise period (dd/mm/yyyy) | | Consideration - if derivatives granted by listed corporation | | | Number of shares |
|---|---|---|---|---|---|---|---|
| | | Begins | Ends | Price for grant | Exercise price | Price on assignment | |
| Long position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| Short position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |

**19. Further information in relation to interests of children under 18 and/or spouse**

| Name of child/spouse | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**20. Further information in relation to interests of corporations controlled by Director**

| Name of corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short position |
| SIEMENS ENTERPRISES LIMITED | 6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG) | SIEMENS, RICHARD JOHN | 100.00 | Y | 16,980,000 | |
| GOLDSTONE TRADING LIMITED | EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS) | SIEMENS, RICHARD JOHN | 100.00 | Y | 100,000,200 | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

**21. Further information in relation to interests held by Director jointly with another person**

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - | | |
| | | - Select - | | |
| | | - Select - | | |

**23. Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)**

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | | |
| | | |
| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | |

**24. Date of filing this Form 3A**

| 4 | 8 | 2009 |
|---|---|---|
| (day) | (month) | (year) |

**25. Number of continuation sheets** 0

**26. Number of attachments** 0

**Form 3A.**

FORM 3 A

## DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

**Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)**

*Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :*

*(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;*

*(ii) Changes in the nature of his interest in such shares; and*

*(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).*

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.***

| | | |
|---|---|---|
| **1. Name of listed corporation** | | |
| E-KONG GROUP LIMITED | | |
| **2. Stock code** | 524 | **4. Number of issued shares in class** |
| **3. Class of shares** | ORDINARY | 522,894,200 |

| | | |
|---|---|---|
| **5. Name of Director (English) as printed on HKID/Passport** | | **8. Name of Director (Chinese)** |
| SIEMENS (Surname) | RICHARD JOHN (Other names) | 衛斯文 |
| **6. HKID/Passport No.** | **Country of issue of Passport** | **9. Chinese Character Code** |
| K674811(2) | | 589824482429 |
| **7. Address of Director** | | **10. Daytime tel. No.** |
| NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG | | 28017188 |
| | | **11. e-mail address** |
| | | |

**12. Date of relevant event**

| 6 | 8 | 2009 |
|---|---|---|
| (day) | (month) | (year) |

**13. Date when director became aware of the relevant event/ interest in the shares (if later)**

| | | |
|---|---|---|
| (day) | (month) | (year) |

**14. Details of relevant event**

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) | | Number of shares bought/sold or involved | Currency of transaction | On Exchange | | Off Exchange | |
|---|---|---|---|---|---|---|---|---|---|
| | | Before relevant event | After relevant event | | | Highest price per share | Average price per share | Average consideration per share | Consideration Code (see Table 3) |
| Long position | 121 | | 205 | 10,000 | HKD | 0.465 | 0.465 | | |
| Short position | | | | | | | | | |

**15. Total shares in listed corporation immediately before the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,980,200 | 22.37 |
| Short position | | |

**16. Total shares in listed corporation immediately after the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,990,200 | 22.37 |
| Short position | | |

**17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**18. Further information in respect of derivative interests in listed corporation**

| | Code describing derivatives (see Table 4) | Exercise period (dd/mm/yyyy) | | Consideration - if derivatives granted by listed corporation | | | Number of shares |
|---|---|---|---|---|---|---|---|
| | | Begins | Ends | Price for grant | Exercise price | Price on assignment | |
| Long position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| Short position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |

**19. Further information in relation to interests of children under 18 and/or spouse**

| Name of child/spouse | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**20. Further information in relation to interests of corporations controlled by Director**

| Name of corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short position |
| SIEMENS ENTERPRISES LIMITED | 6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG) | SIEMENS, RICHARD JOHN | 100.00 | Y | 16,990,000 | |
| GOLDSTONE TRADING LIMITED | EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS) | SIEMENS, RICHARD JOHN | 100.00 | Y | 100,000,200 | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

**21. Further information in relation to interests held by Director jointly with another person**

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - | | |
| | | - Select - | | |
| | | - Select - | | |

**23. Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)**

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | | |
| | | |
| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | |

**24. Date of filing this Form 3A**

| 7 | 8 | 2009 |
|---|---|---|
| (day) | (month) | (year) |

**25. Number of continuation sheets** 0

**26. Number of attachments** 0

Form 3A.

**FORM 3 A**

# DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

## Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

*Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :*

*(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;*

*(ii) Changes in the nature of his interest in such shares; and*

*(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).*

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.***

| | | |
|---|---|---|
| **1. Name of listed corporation**<br>E-KONG GROUP LIMITED | | |
| **2. Stock code** | 524 | **4. Number of issued shares in class**<br>522,894,200 |
| **3. Class of shares** | ORDINARY | |

| | | |
|---|---|---|
| **5. Name of Director (English) as printed on HKID/Passport**<br>SIEMENS (Surname) | RICHARD JOHN (Other names) | **8. Name of Director (Chinese)**<br>衛斯文 |
| **6. HKID/Passport No.**<br>K674811(2) | **Country of issue of Passport** | **9. Chinese Character Code**<br>589824482429 |
| **7. Address of Director**<br>NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG | | **10. Daytime tel. No.**<br>28017188 |
| | | **11. e-mail address** |

**12. Date of relevant event**

| 10 | 8 | 2009 |
|---|---|---|
| (day) | (month) | (year) |

**13. Date when director became aware of the relevant event/ interest in the shares (if later)**

| | | |
|---|---|---|
| (day) | (month) | (year) |

**14. Details of relevant event**

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) | | Number of shares bought/sold or involved | Currency of transaction | On Exchange | | Off Exchange | |
|---|---|---|---|---|---|---|---|---|---|
| | | Before relevant event | After relevant event | | | Highest price per share | Average price per share | Average consideration per share | Consideration Code (see Table 3) |
| Long position | 121 | | 205 | 10,000 | HKD | 0.460 | 0.460 | | |
| Short position | | | | | | | | | |

**15. Total shares in listed corporation immediately before the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 116,990,200 | 22.37 |
| Short position | | |

**16. Total shares in listed corporation immediately after the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 117,000,200 | 22.38 |
| Short position | | |

**17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**18. Further information in respect of derivative interests in listed corporation**

| | Code describing derivatives (see Table 4) | Exercise period (dd/mm/yyyy) | | Consideration - if derivatives granted by listed corporation | | | Number of shares |
|---|---|---|---|---|---|---|---|
| | | Begins | Ends | Price for grant | Exercise price | Price on assignment | |
| Long position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| Short position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |

**19. Further information in relation to interests of children under 18 and/or spouse**

| Name of child/spouse | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**20. Further information in relation to interests of corporations controlled by Director**

| Name of corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short position |
| SIEMENS ENTERPRISES LIMITED | 6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG) | SIEMENS, RICHARD JOHN | 100.00 | Y | 17,000,000 | |
| GOLDSTONE TRADING LIMITED | EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS) | SIEMENS, RICHARD JOHN | 100.00 | Y | 100,000,200 | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

**21. Further information in relation to interests held by Director jointly with another person**

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - | | |
| | | - Select - | | |
| | | - Select - | | |

**23. Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)**

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | | |
| | | |
| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | |

**24. Date of filing this Form 3A**

| 11 | 8 | 2009 |
|---|---|---|
| (day) | (month) | (year) |

**25. Number of continuation sheets** 0

**26. Number of attachments** 0

**Form 3A.**

CR
Companies Registry
公 司 註 冊 處

# Notification of Change of Secretary and Director of a Non-Hong Kong Company (Appointment ／ Cessation)
# 非香港公司秘書及董事更改通知書(委任／離任)

(Companies Ordinance s. 335(1)(b))
(《公司條例》第 335(1)(b) 條)

Form 表格 **N6**

**Important Notes 重要事項**

- Please read the accompanying notes before completing this form. Please print in black ink.
- 填表前請參閱《填表須知》。請用黑色墨水列印。

**Company Number 公司編號**
F6726

(Note 註 6) **1 Company Name 公司名稱**

e-Kong Group Limited

**2 Details of Change 更改詳情**

**A. Particulars of Secretary ／Director Resigning or Ceasing to Act 辭職或離任秘書／董事的資料**
*(Use Continuation Sheet A if more than 1 secretary ／ director is involved 如涉及超過一名秘書／董事，請用續頁A填報)*

*Please tick the relevant box(es) 請在適用的空格內加 ✓ 號*

(Note 註 7) **Capacity 身份** ☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 候補董事 — Alternate to 代替:

**Name of Individual Secretary ／Director 個人秘書／董事的姓名**

| Surname in English 英文姓氏 | Other Names in English 英文名字 | Name in Chinese 中文姓名 |
|---|---|---|
| | | |

(Note 註 8) **Identification 身份證明**

| HK Identity Card Number 香港身份證號碼 | Overseas Passport Number 海外護照號碼 |
|---|---|
| | |

**OR 或**

**English and Chinese Names of Corporate Secretary ／Director 法人團體秘書／董事的英文及中文名稱**

(Note 註 9)

(Note 註 10) **Date of Resignation or Cessation 辭職或離任日期**

| DD 日 | MM 月 | YYYY 年 |
|---|---|---|
| | | |

(Note 註 11) **Please indicate whether the Director ／Alternate Director resigning or ceasing to act will continue to hold office as Alternate Director／ Director in the Company after the date of resignation or cessation**
**請述明上述辭職或離任董事／候補董事在辭職或離任日期後，是否繼續擔任公司的候補董事／董事職位**

☐ Yes 是
☐ No 否

(Note 註 4) **Presentor's Reference 提交人的資料**

Name 姓名: e-KONG Group Limited
Address 地址: 3705 Gloucester Tower
The Landmark
15 Queen's Road Central, HK
Tel 電話: 2801 7188 Fax 傳真: 2801 7238
E-mail Address 電郵地址:
Reference 檔號:

**For Official Use 請勿填寫本欄**

CR 收件日期 RECEIVED 27 MAY 2009 文件管理組 Document Management Section

CR 收件日期 RECEIVED 文件管理組 Document Management Section

Specification No. 2/2007 (Dec. 2007)
指明編號 2/2007 (2007 年 12 月)

Form 表格 **N6**

Company Number 公司編號: F6726

## 2 Details of Change 更改詳情 (cont'd 續上頁)

### B. Particulars of Individual Secretary／Director Appointed 獲委任的個人秘書／董事的資料

*(Use Continuation Sheet B if more than 1 individual secretary／director is appointed)*
*(如委任超過一名個人秘書／董事，請用續頁B填報)*

*Please tick the relevant box(es) 請在適用的空格內加 ✓ 號*

(Note 註 12) **Capacity 身份**: ☐ Secretary 秘書 ☑ Director 董事 ☐ Alternate Director 候補董事 | Alternate to 代替:

**Name in English 英文姓名**

| Surname 姓氏 | Other Names 名字 |
| --- | --- |
| YE | FENGPING |

**Name in Chinese 中文姓名**:

**Previous Names 前用姓名**:

**Alias 別名**:

**Residential Address 住址**: ROOM 4B, LIHAI BUILDING, OVERSEA CHINESE TOWN, SHENZHEN, CHINA — Country 國家: CHINA

*('Care of' addresses are not acceptable 「轉交」地址恕不接受)*

(Note 註 13) **E-mail Address 電郵地址**:

(Note 註 14) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: R184313(2)

b Overseas Passport 海外護照

| Issuing Country 簽發國家 | Number 號碼 |
| --- | --- |
| | |

**Date of Appointment 委任日期**

| DD 日 | MM 月 | YYYY 年 |
| --- | --- | --- |
| 25 | 05 | 2009 |

(Note 註 15) **Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment**

請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事

☐ Yes 是
☑ No 否

Form 表格 **N6**

Company Number 公司編號: F6726

## 2 Details of Change 更改詳情 (cont'd 續上頁)

### C. Particulars of Corporate Secretary／Director Appointed 獲委任的法人團體秘書／董事的資料

*(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)*
*(如委任超過一名法人團體秘書／董事，請用續頁C填報)*

*Please tick the relevant box(es) 請在適用的空格內加 ✓ 號*

(Note 註 12) **Capacity 身份** ☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 候補董事 | Alternate to 代替:

(Note 註 16) **Name in English 英文名稱**:

(Note 註 16) **Name in Chinese 中文名稱**:

(Note 註 17) **Address 地址**: | Country 國家:

*('Care of' addresses are not acceptable「轉交」地址恕不接受)*

(Note 註 13) **E-mail Address 電郵地址**:

**Company Number 公司編號**
*(Only applicable to body corporate registered in Hong Kong)*
*(只適用於在香港註冊的法人團體)*

**Date of Appointment 委任日期**: DD 日 / MM 月 / YYYY 年

(Note 註 15) **Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment**
請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事

☐ **Yes** 是
☐ **No** 否

**This Notification includes** 0 **Continuation Sheet(s) A,** 0 **Continuation Sheet(s) B and** 0 **Continuation Sheet(s) C.**

本通知書包括 ________ 張續頁 A、________ 張續頁 B 及 ________ 張續頁 C。

Signed 簽署: [signature]

Name 姓名: LAU WAI MING RAYMOND

~~Director~~／Secretary／~~Manager~~／~~Authorized Representative*~~
董事／秘書／經理／授權代表*

Date 日期: 26 MAY 2009
DD 日 / MM 月 / YYYY 年

* *Delete whichever does not apply 請刪去不適用者*

**CR**

Companies Registry
公 司 註 冊 處

# Notification of Change of Authorized Representative of a Non-Hong Kong Company
# 非香港公司
# 授權代表更改通知書

(Companies Ordinance s. 335(1)(b) & (c))
(《公司條例》第 335(1)(b) & (c) 條)

Form 表格 **N8**

**Important Notes 重要事項**

- Please read the accompanying notes before completing this form. Please print in black ink.
- 填表前請參閱《填表須知》。請用黑色墨水列印。

**Company Number 公司編號**

F6726

(Note 註 5) **1 Company Name 公司名稱**

e-Kong Group Limited

**2 Details of Change 更改詳情**

**A. Particulars of Authorized Representative Resigning or Ceasing to Act**
**辭職或離任授權代表的資料**

*(Use Continuation Sheet A if more than 1 authorized representative is involved 如涉及超過一名授權代表，請用續頁 A 填報)*

**Name of Individual 個人的姓名**

| Surname in English 英文姓氏 | Other Names in English 英文名字 | Name in Chinese 中文姓名 |
|---|---|---|
| LIM | SHYANG GUEY | |

(Note 註 6) **Identification 身份證明**

| HK Identity Card Number 香港身份證號碼 | Overseas Passport Number 海外護照號碼 |
|---|---|
| P924468(2) | NIL |

**OR 或**

**English and Chinese Names of Firm of Solicitors, Solicitor Corporation or Firm or Corporation of Certified Public Accountants (Practising)**
**律師或執業會計師商號或法團的英文及中文名稱**

(Note 註 7) **Date of Resignation or Cessation 辭職或離任日期**

| DD 日 | MM 月 | YYYY 年 |
|---|---|---|
| 12 | 08 | 2009 |

(Note 註 3) **Presentor's Reference 提交人的資料**

Name 姓名: e-KONG Group Limited

Address 地址: 3705 Gloucester Tower
The Landmark
15 Queen's Road Central, HK

Tel 電話: 2801 7188 Fax 傳真: 2801 7238

E-mail Address 電郵地址:

Reference 檔號:

**For Official Use 請勿填寫本欄**

CR
收件日期 RECEIVED
20 AUG 2009
文件管理組
Document Management Section

Specification No. 2/2007 (Dec. 2007)
指明編號 2/2007 (2007 年 12 月)

Form 表格 **N8**

**Company Number 公司編號**

F6726

**2 Details of Change 更改詳情** (cont'd 續上頁)

(Note 註 8) **B. Particulars of Authorized Representative Appointed 獲委任的授權代表的資料**

**I. Individual Appointed as Authorized Representative 以個人身份獲委任的授權代表**

*(Use Continuation Sheet B if more than 1 authorized representative is appointed 如委任超過一名授權代表，請用續頁B填報)*

| | | |
|---|---|---|
| **Name in English 英文姓名** | LAU | WAI MING RAYMOND |
| | Surname 姓氏 | Other Names 名字 |

**Name in Chinese 中文姓名**

**Hong Kong Address 香港地址**

FLAT C, 21/F., CELESTIAL MANSION, SIENA TWO,
DISCOVERY BAY, LANTAU ISLAND, HONG KONG

*('Care of' addresses and post office box numbers are not acceptable「轉交」地址及郵政信箱號碼恕不接受)*

(Note 註 9) **E-mail Address 電郵地址**

(Note 註 10) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: D808576(6)

b Overseas Passport 海外護照

| Issuing Country 簽發國家 | Number 號碼 |
|---|---|
| NIL | NIL |

**Date of Appointment 委任日期**

| DD 日 | MM 月 | YYYY 年 |
|---|---|---|
| 12 | 08 | 2009 |

**II. Authorized Representative Other Than Individual 以非個人身份擔任授權代表**

*(Use Continuation Sheet B if more than 1 authorized representative is appointed 如委任超過一名授權代表，請用續頁B填報)*

*Please tick the relevant box 請在適用的空格內加 ✓ 號*

**Nature of the Firm or Corporation 商號或法團的性質**

☐ A firm of solicitors or a solicitor corporation 律師商號或法團

☐ A firm or corporation of certified public accountants (practising) 執業會計師商號或法團

**Name in English 英文名稱**

**Name in Chinese 中文名稱**

(Note 註 11) **Hong Kong Address 香港地址**

*('Care of' addresses and post office box numbers are not acceptable「轉交」地址及郵政信箱號碼恕不接受)*

(Note 註 9) **E-mail Address 電郵地址**

**Date of Appointment 委任日期**

| DD 日 | MM 月 | YYYY 年 |
|---|---|---|
| | | |

Form 表格 **N8**

Company Number 公司編號
F6726

## 2 Details of Change 更改詳情 (cont'd 續上頁)

### C. Change of Particulars of Authorized Representative 更改授權代表的資料

#### I. Change of Particulars of Individual Authorized Representative 更改屬個人身份的授權代表的資料

*(Use Continuation Sheet C if more than 1 authorized representative is involved 如涉及超過一名授權代表，請用續頁 C 填報)*

**(a) Identity of the Authorized Representative whose Particulars have Changed**
更改資料的授權代表

***Please state the relevant particulars currently registered with the Companies Registry***
*請填報現時在公司註冊處登記的有關資料*

**Name in English** 英文姓名

| Surname 姓氏 | Other Names 名字 |
|---|---|
| | |

**Name in Chinese** 中文姓名

(Note 註 12) **Identification** 身份證明

| HK Identity Card Number 香港身份證號碼 | Overseas Passport Number 海外護照號碼 |
|---|---|
| | |

(Note 註 13) **(b) Details of Change of Particulars of Individual Authorized Representative**
屬個人身份的授權代表的資料更改詳情

***Please complete item(s) with change(s) only*** *只需申報有更改的項目* — **Effective Date 生效日期**

**(i) Name in English 英文姓名**

| Surname 姓氏 | Other Names 名字 | DD 日 | MM 月 | YYYY 年 |
|---|---|---|---|---|
| | | | | |

**(ii) Name in Chinese 中文姓名**

| | DD 日 | MM 月 | YYYY 年 |
|---|---|---|---|
| | | | |

**(iii) Hong Kong Address 香港地址**

| | DD 日 | MM 月 | YYYY 年 |
|---|---|---|---|
| | | | |

*('Care of' addresses and post office box numbers are not acceptable)*
*(「轉交」地址及郵政信箱號碼恕不接受)*

(Note 註 14) **(iv) E-mail Address 電郵地址**

| | DD 日 | MM 月 | YYYY 年 |
|---|---|---|---|
| | | | |

**(v) Hong Kong Identity Card Number 香港身份證號碼**

| | DD 日 | MM 月 | YYYY 年 |
|---|---|---|---|
| | | | |

**(vi) Overseas Passport 海外護照**

| Issuing Country 簽發國家 | Number 號碼 | DD 日 | MM 月 | YYYY 年 |
|---|---|---|---|---|
| | | | | |

Form 表格 **N8**

Company Number 公司編號

F6726

**2 Details of Change 更改詳情** (cont'd 續上頁)

**II. Change of Particulars of Firm of Solicitors, Solicitor Corporation or Firm or Corporation of Certified Public Accountants (Practising) Appointed as Authorized Representative**
更改屬律師或執業會計師商號或法團的授權代表的資料
*(Use Continuation Sheet D if more than 1 authorized representative is involved 如涉及超過一名授權代表，請用續頁D填報)*

**(a) Identity of the Authorized Representative whose Particulars have Changed**
更改資料的授權代表

***Please state the relevant particulars currently registered with the Companies Registry***
*請填報現時在公司註冊處登記的有關資料*

| | |
|---|---|
| **Name in English** 英文名稱 | |
| **Name in Chinese** 中文名稱 | |

(Note 註 13) **(b) Details of Change of the Authorized Representative's Particulars**
授權代表的資料更改詳情

***Please complete item(s) with change(s) only*** *只需申報有更改的項目* **Effective Date 生效日期**

(i) **Name in English and Chinese** 英文及中文名稱

| | DD 日 | MM 月 | YYYY 年 |
|---|---|---|---|
| | | | |

(ii) **Hong Kong Address** 香港地址

| | DD 日 | MM 月 | YYYY 年 |
|---|---|---|---|
| | | | |

*('Care of' addresses and post office box numbers are not acceptable)*
*(「轉交」地址及郵政信箱號碼恕不接受)*

(Note 註 14) (iii) **E-mail Address** 電郵地址

| | DD 日 | MM 月 | YYYY 年 |
|---|---|---|---|
| | | | |

**This Notification includes** 0 **Continuation Sheet(s) A,** 0 **Continuation Sheet(s) B,** 0 **Continuation Sheet(s) C and** 0 **Continuation Sheet(s) D.**
本通知書包括 ______ 張續頁 A、______ 張續頁 B、______ 張續頁 C 及 ______ 張續頁 D。

Signed 簽署 :

Name 姓名 : LAU WAI MING RAYMOND Date 日期 : 20 AUG 2009 (DD 日 / MM 月 / YYYY 年)

~~Director~~ / Secretary / ~~Manager~~ / Authorized Representative*
董事／秘書／經理／授權代表*

* *Delete whichever does not apply* *請刪去不適用者*